UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC  20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES

                     PURSUANT TO SECTION 12(B) OR (G) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                       PINNACLE BUSINESS MANAGEMENT, INC.
                 (Name of small business issuer in its charter)



               NEVADA                                    91-1871963
  (STATE OR OTHER JURISDICTION OF                   (I.R.S. EMPLOYER
   INCORPORATION OR ORGANIZATION)                  IDENTIFICATION NUMBER)



                      2963 Gulf to Bay Boulevard, Suite 265
                            Clearwater, Florida 33759
                                 (727) 669-7781
          (Address and telephone number of principal executive offices)


        Securities to be registered pursuant to Section 12(g) of the Act
                       200,000,000 shares of common stock
                      50,000,000 shares of preferred stock

                                   Copies to:
                                  Lee Walthall
                        Schroeder Walthall Neville L.L.P.
                           1100 Louisiana, Suite 4850
                           Houston, Texas  77002-5222
                                 (713) 654-9100

INTRODUCTORY STATEMENT

     Pinnacle Business Management, Inc., ("Pinnacle" or "the company") acquired 100% of MAS Acquisition XIX Corp. ("MAS") on March 3, 2000. At the time of the acquisition, MAS was a reporting company; Pinnacle was not. Pinnacle filed a Form 8-K on March 6, 2000, to disclose the acquisition, using MAS's CIK code numbers (the Security and Exchange Commission's corporate identification codes).

     Pinnacle and MAS filed all reports under MAS's CIK codes. On March 16, 2000, Pinnacle filed a Form S-8 to register 1,525,000 shares of common stock paid to certain consultants involved in the acquisition of MAS. Pinnacle then filed an amendment to its Form 8-K on May 3, 2000, to include 1998 and 1999 audited financial statements for the company.

     The company filed another Form S-8 on April 14, 2000, to register 10,920,024 shares of stock paid to Gordon & Associates Strategic Investments,
Inc., ("G & A") as payment for consulting services. Due to a filing error, EDGAR, the Security and Exchange Commission's electronic filing system, recorded the filing date of the Form S-8 as June 7, 2000, instead of the accurate date of filing, April 14, 2000. The Securities and Exchange Commission accepted all the aforementioned filings.

     Pinnacle and MAS filed quarterly reports on Form 10-QSB on May 15, 2000. The Securities and Exchange Commission accepted Pinnacle's filing, but rejected MAS's Form 10-QSB as a duplicative filing. MAS filed a Form TH and its Form 10-QSB in paper format. A Form TH is a temporary hardship form used by filers experiencing technical difficulties with EDGAR.

     Pinnacle filed a Form S-8 to register 25,382,495 shares of stock issued to G & A for consulting services on June 8, 2000. EDGAR accepted the Form S-8.

     The Office of Small Business Review of the Securities and Exchange Commission's Division of Corporate Finance has decided that Pinnacle should file a registration statement separate from MAS and under a separate CIK code. This solution will allow both Pinnacle and MAS to have separate CIK code numbers and report as separate entities.

     As soon as practical, Pinnacle will re-file the Form S-8 originally filed on March 16, 2000 under MAS's CIK code. This submission will appear under Pinnacle's new CIK code. At that time, the company may withdraw the Pinnacle filings appearing under the CIK code for MAS. MAS will continue to file its reports under the CIK code it currently uses.

     Pinnacle's board of directors has resolved to acquire and retire 105,000,000 shares of the company's stock. Some of the stock registered in the Forms S-8 filed on April 14, 2000 and June 8, 2000 are included in this retirement action. As a result, one or both the Forms S-8 may not be re-filed.

ITEM  1.     DESCRIPTION  OF  BUSINESS

     Pinnacle is a holding company with two subsidiaries actively engaged in consumer lending and deferred deposit services. It is a Nevada corporation chartered in May 1997.

     Originally, Pinnacle was a wholly owned subsidiary of
300365 BC, Ltd. d/b/a Peakers Resources Company, a Canadian corporation (the "Predecessor"). The Predecessor was organized in 1986 to conduct mining operations, but never actively engaged in business. On May 15, 1997, the shareholders of the Predecessor agreed to exchange all the shares of the Predecessor with the shares of the Company on a share-for-share basis. The
Predecessor became inactive and its business was wound up. United States residents now own the majority of Pinnacle's shares.

     In 1997, Pinnacle acquired Fast Title Loans, Inc.("Fast Title"). It did so by forming JTBH Corporation, a wholly owned subsidiary, which merged with Fast Title on a share for share basis. The merger occurred in 1997, at a cost to the Company of $122,500. Fast Title was the surviving entity and is now a wholly owned subsidiary of Pinnacle.

     Fast Title is a consumer lender chartered in Florida in April 1996. It makes relatively short term loans on the basis of a security interest in vehicle titles.

     Summit   Property,  Inc.  ("Summit  Property")  is  a  Pinnacle  subsidiary incorporated  in  Florida  in  1997.  Summit  Property  is  inactive.

     Fast PayCheck Advance of Florida, Inc. ("Fast PayCheck") is also a wholly owned subsidiary, incorporated in Florida. Fast Paycheck offers deferred deposit services to individual customers who find it difficult to obtain credit.

     In 2000, Pinnacle acquired MAS. This acquisition closed pursuant to a Stock Exchange Agreement (the "Exchange Agreement") dated March 3, 2000, between the company, MAS Capital, Inc., the controlling shareholder of MAS, and MRC Legal Services Corporation, the acquiring shareholder of MAS Capital, Inc.'s, MAS shares. MRC Legal Services Corporation acted as an intermediary between MAS Capital, Inc., and Pinnacle for the exchange of stock. Pursuant to the Exchange Agreement, 1,500,000 shares of common stock of the company were exchanged for 100% (8,250,000 shares) of MAS. Through this transaction, the company became the parent corporation of MAS.

     MAS is an Indiana corporation, and a fully reporting company with the Securities and Exchange Commission. MAS, a development stage company, does not have any significant business operations.

     The board of directors of MAS adopted the Exchange Agreement by unanimous consent dated March 3, 2000. No approval of the shareholders of the company of MAS was required under applicable state corporate law.

     Prior to the merger, MAS had 8,519,800 shares of common stock outstanding of which 8,250,000 were exchanged for 1,500,000 shares of common stock of the company. The remaining shares were redeemed and retired. By virtue of the exchange, the company acquired 100% of the issued and outstanding common stock of MAS. The MRC Legal Services consultants were issued an additional 1,500,000 shares pursuant to a Consulting Agreement.

     The company filed a Form 8-K, under the CIK codes for MAS, to disclose the acquisition of MAS. The Form 8-K is dated March 6, 2000. An amendment to the Form 8-K was filed on May 3, 2000, which included audited financial statements for the company. An additional amendment is anticipated to correct the percentage of the company's stock acquired, and reflect the filing of this Form 10.

Business  of  the  Issuer

     Pinnacle is a company in transition. In the past, Fast Title, its consumer lending subsidiary, has generated all of its revenues. Fast Title lends money short-term, secured by the borrower's vehicle title. Certain local ordinances recently enacted create a hostile environment for the title loan business. As a result, the company plans to discontinue its efforts to expand the Fast Title business. It plans, instead, to concentrate on the Fast PayCheck business and its potential for growth.

     Fast PayCheck offers payday deferred deposit services to individuals. The maximum amount of a deferred deposit is $500. The company has recently signed an agreement to offer Fast PayCheck services through Mail Boxes Etc. USA, Inc. stores ("MBE Agreement"). Management is very optimistic about the potential for growth in this business endeavor. Operations are expected to render a yield to the company, which should grow conservatively for several years into the future. Mail Boxes Etc. USA, Inc. ("MBE") has over 3000 locations in the United States. Locating in even a fraction of these stores could greatly expand the business of Fast PayCheck.

     Illustrated below is an estimate of the percentage of total revenue contributed to Pinnacle by Fast Title operations compared to Fast PayCheck operations:

1997          Fast  Title  =  100%          Fast  PayCheck  =  0%
1998          Fast  Title  =   99%          Fast  PayCheck  =  1%
1999          Fast  Title  =   95%          Fast  PayCheck  =  5%

     This year, the company has spent approximately $100,000 on new proprietary software to process its payday deferred deposit operations. This system also services the title loan business; it accepts and processes all information necessary for Pinnacle's bookkeeping system.

     These costs are incurred at the same time the cash flow from Fast Title is decreasing. Management believes that any negative impact on revenues will be temporary. Net income should increase as the new operations begin generating revenues.

Fast  Title

     Fast Title loans money on motor vehicle titles. It markets loans to individuals and businesses with poor or non-existent credit. Fast Title provides fast access to short-term cash loans. Borrowers pledge the title of their vehicle as collateral. The company will not accept a vehicle as collateral unless there are no other outstanding liens on the vehicle. No credit checks on the individual are required. The individual generally retains the use of his vehicle during the loan period.

     Loan amounts are generally less than 40% of the blue book value of the collateral. The maximum interest rate is 22% per month, the maximum allowed by Florida law. The average net yield to the company is 12%. The average loan is $500.00. The average term of a loan is four months, but the term may extend to a year. In Florida, the law provides that a creditor may keep any surplus realized from the repossession and the sale of the vehicle . Fast Title, however, does not repossess vehicles on a regular basis. It is the policy of the company to repossess only if there is no activity on the account for 60 days, and only after efforts are made to secure repayment of the loan. In 1999, Fast Title netted approximately $1,200 from the sales of repossessed vehicles.

     Fast Title recently consolidated its eight store front locations, and now markets its services through six store locations, telephone solicitation and newspaper and Yellow Pages advertisements. Management plans to keep the six store locations open but does not intend to open any more stores. Fast Title holds a consumer-lending license from the State of Florida pursuant to Florida Statutes Chapter 538. This license requires Pinnacle to register and pay a fee for each location. Pinnacle is subject to the pawn broker laws of Florida.

Fast  Title  Competition

     Fast Title's primary competitor is Florida Title Loans, Inc.("Florida Title"). Florida Title has 300 locations in the Southeast and has a long operating history. Florida Title has a loan to value ratio of 33% of the wholesale value of the collateral. Fast Title has a loan to value ratio of up to 50% of the wholesale value of the collateral. Fast Title therefore competes with the larger distribution base by attracting a wider market.

     Fast Title's second major competitor is Speedy Cash. Speedy Cash has approximately 200 locations. Speedy Cash is located in the states of Florida, Georgia, Mississippi, South Carolina and North Carolina. Management believes that it effectively competes with Speedy Cash. The presence of these competitor companies is favorable for Fast Title. These companies advertise heavily. This publicity educates consumers about the title loan method of borrowing cash. Fast Title to some extent experiences the same seasonal fluctuations that any consumer lending facility would experience. It may experience a slight increase in business during the Christmas season, for example. It is not, however, considered a seasonal business. Any such fluctuations are relatively minor and are not considered by Management in the overall planning and budgeting for the company.

Fast  PayCheck

     Fast PayCheck offers deferred deposit services to individuals with poor or non-existent credit or who need short-term financing. Fast PayCheck provides fast access to short-term cash. Customers complete an application. If accepted, the customer writes a post-dated personal check to Fast PayCheck. Fast PayCheck then issues the customer a debit card. Pinnacle holds the personal check until the customer's payday, and then electronically debits the individual's bank account. The transaction is considered an exchange of a payment instrument for a payment instrument. As a result, Fast PayCheck is not considered a paycheck lender, but a money transmitter. No credit checks on the individual are required.

     Fast PayCheck charges the customer a fee of 10% of the check amount and a $5 transaction fee. The maximum amount of a loan is $500.00. The average loan is $200. The maximum term of a loan is two weeks. The company receives an average return of 25% per month on these transactions.

     Pinnacle has a contract with Comdata Network, Inc. d/b/a Comdata Corporation ("Comdata") and Master Card to issue the borrower the pre-credited private label debit card for the amount of the personal check minus the fees charged. Distribution of funds to the customer is only made through this debit card system. This insures maximum security at the store locations by eliminating the need for each store to carry large amounts of cash. The company keeps a bank account by agreement with Master Card. This account generally keeps a balance of up to $50,000. Purchases made by a customer's use of the debit card are deducted from Pinnacle's Master Card cash account. If Pinnacle does not keep sufficient cash in the account, Master Card will not honor debit card purchases.

     Pinnacle also has a remarketing agreement with Comdata. This allows Pinnacle to offer the card to its competitors and receive transactional revenue from the card usage. At the present time, the company receives little income from this agreement. Pinnacle also receives recurring revenue through a per transaction fee associated with the customer's use of the Fast PayCheck debit card.

     In third quarter 1999, Fast PayCheck and Pinnacle signed a three year contract with MBE to offer Fast PayCheck services in MBE locations throughout the United States. MBE is a franchisor of retail outlets ("MBE Centers") which provide a variety of postal, business and communication services to businesses and the general public. Through this Agreement, Fast PayCheck may offer its services in any participating MBE Centers. To participate, an individual franchisee must agree to offer Fast PayCheck services in their MBE Center. The MBE Agreement carries an option to renew upon terms agreed to by MBE, Pinnacle and Fast PayCheck.

     Under the terms of the MBE Agreement, customers complete the application and provide it to MBE personnel. MBE Centers fax the documents to Pinnacle's call center and distribute a card to the borrower at the MBE location. MBE is paid $3.50 per transaction. Management intends the call center to receive the fax application from the MBE centers, qualify the application, enter the customers information into the computer, re-fax the approval or denial and activate the debit card for the customer.

     Currently, Fast PayCheck offers its services in Fast Title and Florida MBE Center locations. Pinnacle intends to expand into a multi-state operation in the year 2000 offering services in MBE Centers. By the end of 2001, Management plans to expand into every MBE location in states with laws favorable to the provisions of Fast PayCheck services. Several states have usury laws, for example, that would prohibit Fast PayCheck practices. Management estimates that as many as 2800 MBE stores are located in favorable states. At this time, Pinnacle has applied for the appropriate licenses in Idaho, Missouri, Utah and Indiana.

     Fast PayCheck holds a license from the State of Florida Department of Banking and Finance pursuant to the provisions of Florida Statutes 560.200 through 560.213.

Fast  PayCheck  Competition

     Fast PayCheck competes with paycheck lenders and check cashers. Its largest competitor is Ace Check Cashing ("Ace"). Ace has approximately 1,800 locations throughout the United States. However, Ace cashes checks. Fast PayCheck can offer a customer the use of funds before the paycheck is actually deposited. Therefore, Ace's competitive effect is minimal.

     Several companies offer payday advance loans. These companies are considered lenders and must comply with consumer lending laws to a greater extent than Fast PayCheck. These companies have received a great deal of negative press because they will "roll" the loaned amount into a greater loan term with the payment of additional fees. Many customers find themselves having to borrow against their paycheck in this manner every pay period. Fast PayCheck will not roll any amounts forward. Fast PayCheck will not credit the debit card unless all prior amounts have been paid through the electronic debit. As a result, a true comparison of Fast PayCheck and traditional paycheck advance lenders cannot be made.

     Fast PayCheck's payday advance business has not operated for a full fiscal year. Presently, Management does not know whether Fast PayCheck's business will be seasonal in nature. Management anticipates a small increase in business during the Christmas season as individuals need cash to meet holiday expenses. Employees

     Pinnacle has four full time employees. Fast Title employs 11 people. Of the Fast Title employees, eight manage the stores and three are administrators in the corporate office.

     Fast PayCheck currently employs 15 people. Currently, ten employees operate the call center. Management is currently hiring more employees to man the call center. More people will be added as additional business is added from the MBE Agreement. At this time, it is not possible to estimate the amount of business the MBE Agreement will generate or the resulting number of employees needed by Fast PayCheck.

     Both Michael Bruce Hall and Jeff Turino have employment agreements with the company.

Regulations

     GENERAL. The company is, or expects to be, subject to regulation in several jurisdictions in which it operates, including jurisdictions that regulate check cashing fees, or require the registration of check cashing companies or money transmission agents. The company is also subject to regulation in jurisdictions where it offers title loans. In addition, Pinnacle is subject to federal and state regulation relating to the reporting and recording of certain currency transactions.

     STATE REGULATIONS. Florida law requires licensing and regulates check cashing fees. The ceiling on fees is in excess or equal to the fees charged by the company.

     As the company's operations expand, check cashing fee ceilings in additional jurisdictions could have an adverse effect on the company's business. Existing fee ceilings could restrict the ability of the company to expand its operations into certain states.

     The company must be licensed as a check casher in all jurisdictions in which it offers payday deferred deposit services and must comply with the regulations governing those services. In addition, in some jurisdictions, check cashing companies or money transmission agents are required to meet minimum bonding or capital requirements and are subject to record-keeping requirements.

     FEDERAL REGULATIONS. The Money Laundering Suppression Act of 1994 added a section to the Bank Secrecy Act requiring the registration of businesses, like the company, that engage in check cashing, currency exchange, money transmission, or the issuance or redemption of money orders, traveler's checks, and similar instruments. The purpose of the registration is to enable governmental authorities to better enforce laws prohibiting money laundering and other illegal activities. The registration requirement was suspended pending the adoption of regulations implementing the statute, and in May 1997, the
Financial Crimes Enforcement Network of the Treasury Department ("FinCEN") proposed regulations for comment. In August 1999, FinCEN announced the adoption of final implementing regulations, effective September 20, 1999. The regulations require "money services businesses" to register with the Treasury Department by filing a form to be adopted by FinCEN by December 31, 2001, and to re-register at least every two years thereafter. The regulations also require that a money services business maintain a list of names and addresses of, and other information about, its agents and that the list be made available to any requesting law enforcement agency (through FinCEN). That agent list must first be maintained by January 1, 2002, and must be updated at least annually. Though FinCEN must adopt further regulations and procedures to more fully implement these requirements, based on the newly adopted regulations, management of the company does not believe that compliance with these requirements will have any material impact on the company's operations.

     In November 1999, the Federal Reserve Board proposed new regulations that would include "payday loans" as credit for purposes of the federal Truth in Lending Act. The company's lending activities may be subject to the new regulations, if the company's activities are included in the definition of payday lending. The proposed regulations require that payday lenders clearly disclose the interest rate of the loan, calculated on an annual basis, to consumers applying for credit. The company expects that the effect of the proposed regulations on the company will be minimal because Florida law already requires such disclosures, and the company complies. The regulations, if adopted, would become effective October 1, 2000. Compliance with the proposed regulations is optional until that date.

     To the extent that use of the debit card falls within the Electronic Funds Transfer Act, Federal Reserve Board Regulation E will apply to Fast PayCheck transactions. These govern electronic funds transfers ("EFT") between customer accounts. Primarily, the Act and regulation 1) require EFT merchants to provide customers with certain disclosures, 2 detail the circumstances under which an EFT merchant may issue a card, 3) limit a customer's liability for a lost or stolen card, and 4) require EFT merchants to follow certain dispute resolution procedures.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Management's discussion is based on an analysis of the audited year end financial statements for 1998 and 1999 and the unaudited interim financial statements for the three months ended March 31, 2000.

Past  and  Future  Financial  Condition

     Pinnacle is a company in transition. As discussed before, Pinnacle shifted its business operations dramatically in 1999. Before 1999, Pinnacle's major revenue producing subsidiary was Fast Title. Due to a hostile regulatory environment, Pinnacle discontinued its efforts to expand Fast Title and the company's focus shifted to Fast PayCheck.

     This transition period has caused a slight decrease in total assets, and unfortunately, a sharp increase in total liabilities. The increase in total liabilities is due to an increase in long-term debt. It has been necessary for the company to incur the long-term debt in order to effectuate the transition of business focus.

     The company's operating revenues have been significantly less than the total operating expenses for the same period. The company's operating revenues decreased from $633,478 in 1998 to $214,538 in 1999. For the three months ended March 31, 2000, the company had operating revenues of $62,681. The company's operating expenses increased from $1,101,311 in 1998 to $1,413,078 in 1999. For the three months ended March 31, 2000, the company had operating expenses of $403,462.

     Management nevertheless expects revenues to increase through the expansion of Fast PayCheck. Pursuant to a contract with MBE, Fast PayCheck offers services through participating MBE retail outlets. Any increase will be affected by the length of time it takes to complete the licensure process in each state, and the agreement of each of the franchisees to start servicing Fast PayCheck customers. The number of customers who participate at each location will also affect any increase.

     To meet the expenses of the company over the next twelve months, Management is pursuing a reduction of company debt. The company is negotiating with investors to either extend the existing obligations or convert the debt to equity. Management is also seeking an alliance partner or banking institution that could offer long-term debt to carry the expense of the company until revenues are increased.

Results  of  Operations

     TOTAL ASSETS. Total assets decreased $10,792, or .006%, from 1998 to 1999. Total assets of the company are $1,595,330 for 1999 and $1,606,122 for 1998. Total assets of the company are $1,645,738 for the three months ended March 31, 2000, $50,408 more than the total assets at the end of 1999.

     TOTAL LIABILITIES. Total liabilities increased $1,233,906, or 60%, from 1998 to 1999. Total liabilities of the company are $3,267,865 for 1999 and $2,033,959 for 1998. Total liabilities are $3,737,004 for the three months ended March 31, 2000, $469,139 more than the total liabilities for 1999. The increase between 1998 and 2000 is due to the increase of long-term debt necessary to effectuate the transition of business focus from Fast Title to Fast PayCheck. Also, operating expenses continued to increase over the same time period.

     REVENUES. Operating revenues decreased $418,940, or 66%, from 1998 to 1999 due to the cessation of Fast Title business. Operating revenues are $214,538 for 1999 and $633,478 for 1998. Operating revenues are $62,681 for the three months ended March 31, 2000. However, Management expects revenues to sharply increase as additional MBE retail centers begin offering Fast PayCheck services.

     OPERATING EXPENSES. Operating expenses increased $311,767, or 28%, from 1998 to 1999. Operating expenses are $1,413,078 for 1999 and $1,101,311 for
1998. Operating expenses for the company are approximately $403,462 for the three months ended March 31, 2000. The amount of expenses is reasonable considering the expansion and litigation expenses the company has borne. As a result, Management believes that the financial condition of the company will improve substantially by 2002.

     The company has a $100,000 note payable with an investor that expired May 14, 1999. In addition, the company has a $538,276 note payable with investors that expired February 28, 2000. This note is the subject of a lawsuit with First American Reliance, Inc.

     There is also a $514,055 note payable with investors that expired on March 1, 2000. This debt is currently in the process of being converted into equity.

     The company has approximately $785,000 in debt that will mature between December 2000 and December 31, 2002.

     At this time, it is unlikely that the company will have adequate capital available to repay the debts as they mature. If the loans are called, the company's financial condition will be further negatively impacted.

     The company is defending various lawsuits, which, if lost, would negatively impact the company. Even if the outcome is positive, the cost to the company in legal fees and employees' time is substantial.

     NET LOSS. The company's net loss increased $1,537,809 from 1998 to 1999. Net loss was $2,090,706 for 1999 and $552,897 for 1998. The net loss was $418,731 for the three months ended March 31, 2000. The increase in net loss has been attributed to the increased operating expenses and total liabilities and decreased operating revenues.

     CAPITAL EXPENDITURES. The company is engaged in consumer finance and electronic technology development. As a result, capital expenditures are not substantial. The facilities are leased. Property and equipment net costs are $156,831 for 1999 and $144,839 for 1998. Property and equipment net costs are $166,005 for the three months ended March 31, 2000. Substantially all of the value of the company is not in physical assets but in the ongoing operations of the company. Should the company be liquidated, there are few assets to distribute to creditors or shareholders.

Non-cancelable lease commitments run until 2002. The total amount due under the lease terms for 2000 is $60,372. Rent under operating leases amounts to $138,259 for 1999 and $110,923 for 1998. Rent under operating leases amounts to $38,482 for the three months ended March 31, 2000. The company is operating various locations on a month to month basis.

Liquidity

     Maintaining sufficient liquidity is a material challenge to Management at the present time. The company has customer loans receivable of $274,974 for 1999 and $743,877 for 1998. Customer loans receivable are $277,477 for the three months ended March 31, 2000.

     Further, the company owns a note receivable dated December 29, 1997 for $25,000 with 18% per annum interest. The principal balance and accrued interest is due and payable on the earlier of 1) a private placement being completed in whole or part including but not limited to, any escrow disbursements of any funds to the maker, or 2) March 27, 2000. No payments have been received as of the date of this filing. The company has made an allowance for doubtful receivable for the entire loan.

     The company also owns a demand loan receivable for $500,000. This loan is non-interest bearing. The company is performing consulting services to the borrower in exchange for the demand loan. This loan is in the process of being converted into equity.

     In August 1999, the company secured a national contract with Comdata. This contract allowed the distribution of the Fast PayCheck debit card at the point of sale locations. As a result, the company negotiated with its competitors to allow them to use the debit card system. This may generate revenue on a broader basis and increase company value.

ITEM  3.     DESCRIPTION  OF  PROPERTY

     The company leases certain office space and store front facilities. It has made no investments in real estate, real estate mortgages, or securities or interest in persons primarily engaged in real estate activities. There is no plan to do so in the future.

ITEM  4.     SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL  OWNERS AND MANAGEMENT

     The following table presents each class of equity securities of beneficial owners holding 5% or more of Pinnacle and all directors and officers of Pinnacle as a group, as of June 30, 2000.

Title  of  Class
Name  and  Address  of  Beneficial Owner
Amount and Nature of Beneficial  Ownership
Percent  of  Class

Common  Stock




Michael  Bruce  Hall
2600  State  Street
Dallas,  TX  75204

39,502,000  shares  held  by  the  Michael  Bruce  Hall  Family  Partnership


25.16%

Common  Stock




Jeffrey  Turino
2963 Gulf to Bay Boulevard, Suite 265
Clearwater, Florida 33759

39,502,000  shares  held  by  the  Katherine  Burney Family Limited Partnership

25.16%

Common  Stock




Officers  and  Directors  as  a  Group

79,004,000  shares

50.32%

Common  Stock

     The stock ownership information presented in the chart includes 55,000,000 shares issued to the officers, Jeff Turino and Bruce Hall, as consideration for an Agreement and Release signed February 28, 2000 by the company. The Agreement and Release releases any claims to back compensation, bonus amounts and stock options arising before January 1, 2000 under the terms of the employment agreements signed in 1997.

     The company's board of directors has entered into an agreement in principle with Michael Bruce Hall, the company's chief executive officer, and Jeffrey Turino, the company's president, whereby these officers will exchange 70,000,00 of shares owned individually by them and by their affiliates for options to buy shares. Their existing shares will be retired. These exchanges will take place over the next six months. The parties have not yet agreed to the terms of the options.

ITEM  5.  DIRECTORS,  EXECUTIVE  OFFICERS,  PROMOTERS  AND  CONTROL  PERSONS

Name of Officer or Director
Position
Age
Term of Office

Michael Bruce Hall
President
Director
45
Since  October  1997

Jeffrey G. Turino
Chief Executive Officer
Director
43
Since October 1997

MICHAEL BRUCE HALL: President since 1997. Mr. Hall has a BSBA from the University of Richmond.

     Mr. Hall started Landmark Custom Homes in the early 1980s and built 200 custom homes in Pinellas and Hillsborough Counties in Florida. In 1983, he started and still owns Market Place Travel, which is one of the top five independent producing agencies in Pinellas County. In the late 1980s, he worked as a financial planner for E.F. Hutton. He returned to the construction and design field in the early 1990s and worked for Zuma Engineering, Inc., a local recycling company, as an electrical design specialist until 1997. He served as the Chairman for the Legislative Committee for the Southern Association of Title Lenders in 1996.

     Mr. Hall oversees and manages all facets of the corporation including, but not limited to, marketing, collections, customer service and expansion. He also plans, develops and establishes policies and objectives of Pinnacle. He approves all financial obligations.

JEFFREY G. TURINO: Chief Executive Officer since 1997. Mr. Turino has a management degree from the University of Florida. From 1986 to 1997, Mr.
Turino  served  as  corporate  secretary  for  Zuma  Engineering,  Inc.

     Mr. Turino coordinates and implements all policies and procedures directed by the board of directors.

Suits  Against  Directors

     In 1986, Michael Hall was a party to an arbitration proceeding convened by the National Association of Securities Dealers, Inc.("NASD"). The proceeding was the result of a complaint by a client of Shearson Lehman stemming in part from Mr. Hall's activities as a broker for such client. The arbitration resulted in an award for the client in the amount of $250,000.

     In 1995, Jeffrey Turino entered into a Stipulation and Consent Agreement with the Florida Department of Banking and Finance Division of Financial Investigation. Mr. Turino consented to a finding that, as corporate secretary of Zuma Engineering, Inc., he failed to prevent corporate agents of Zuma to offer for sale and sell unregistered securities in the State of Florida. He agreed to pay a $10,000 fine and to refrain from future violations of Florida's securities laws.

ITEM  6.  EXECUTIVE  COMPENSATION

     The company issued 27,500,000 shares of common stock each to Jeff Turino, chief executive officer of the company, and Michael B. Hall, director and president of the company in the first quarter of 2000. This issuance of shares was pursuant to an Agreement and Release releasing all claims by Turino and Hall pursuant to the company's inability to perform under the Employment Agreements entered into by the company and Turino and Hall in 1997. These Employment Agreements required the company to pay certain compensation to Turino and Hall for services rendered. The company failed to pay Turino and Hall the agreed compensation for performed services.

     The original employment agreements each have an initial term ending in 2002 and automatically renew for one-year terms thereafter. Under the terms of the agreement, each would receive an annual base salary of $104,000 with additional increases, at least annually, as deemed necessary by the board of directors. The contracts provide that if the company fails to meet the executive's compensation, the executive may either defer the compensation and accrue the salary or take the difference in common stock at the rate of one share for each dollar not received in the first year. In years two through five, the executive could take stock at a rate equal to the shares purchased by the dollar difference of the paid versus unpaid salary at an average price of the last thirty days in the trading year of the stock.

     The employment agreements provide that each executive may take in the form of stock or cash compensation earned up to $104,000 per year but not paid, and bonus amounts of $52,000 each in 1998. The officer can defer the acquisition of earned stock and take the stock at any time in their sole discretion. The employment agreements also provide two stock option plans, "A" and "B." Option "A" allows for 500,000 shares of common stock, having an exercise price of $.50 per share, in 1998. Option "B" allows for 500,000 shares of common stock, having an exercise price of $1.00 per share, from 1999 through 2002.

     The following chart presents the compensation that the company actually paid the officers between 1997 and 1999. It does not include the 27,500,000 shares of stock paid to each officer as consideration for entering into the Agreement and Release:

Name and Principal Position
Year
Salary
Bonus
Other Annual Compensation
All  Other  Compensation
Michael  Hall

1999
1998
1997
$ 55,000
$ 65,464
$ 61,728
$-0-
-0-
-0-
Jeffrey Turino
1999
1998
1997
$ 55,000
$ 65,464
$ 61,728
$-0-
-0-
-0-

     The Agreement and Release deletes all provisions in the employment agreements creating stock options and the promise of the company to adopt an incentive stock option as part of the employment agreement. Turino and Hall will continue employment under the terms of the Employment Agreements until 2002 as if no breach in either of the officer's Employment Agreements occurred.

ITEM  7.  CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS

     In June 1999, Jeff Turino and Bruce Hall signed an agreement with Primex Capital pledging 7,000,000 shares of Pinnacle stock to secure personal loans. Messrs. Turino and Hall then loaned the proceeds to Pinnacle in the amount of $348,000 apiece. The company repaid Messrs. Hall and Turino $439,157 the same year.

ITEM  8.  DESCRIPTION  OF  SECURITIES

Common  and  Preferred  Stock

     The authorized capital stock of the company consists of 200,000,000 shares of common stock, par value $.001 per share and 100,000,000 shares of preferred stock, par value $.001 per share. As of the date of this filing, there are 187,157,589 shares of common stock outstanding. None of the preferred shares have been issued. The common stock is currently traded on the Over The Counter Bulletin Board. The company's trading symbol is PCBM. There are approximately 150 current shareholders of record. At year end 1999, 85,952,686 shares were outstanding.

     All shares of common stock have equal voting, liquidation, dividend and other rights. Shareholders are entitled to one vote for each share of common stock at any shareholders' meeting. Holders of shares of common stock are entitled to receive such dividends as may be declared by the board of directors. In the event of liquidation, shareholders are entitled to participate pro rata in a distribution. There are no conversion, preemptive, or other subscription rights or privileges with respect to the common shares. The common stock of the company does not have cumulative voting rights. The holders of more than fifty percent (50%) of the shares voting in an election of directors may elect all of the directors if they choose to do so. In such event, the holders of the remaining shares aggregating less than fifty percent (50%) would not be able to elect any directors.

Stock  Options

     At  year  end  1999,  the  following  stock  options  were  outstanding:

1. Gordon & Associates Strategic Investments, Inc. A consulting agreement entered into with Gordon & Associates grants options with the following attributes:

Expiry  Date             Exercise  Price                        Number of Shares

Termination of the       The lesser of $.25 per share or        Up to 35,322,578
Agreement                30% of the average closing bid
                         for trading.

     Pinnacle issued the stock options in lieu of giving cash payment for consulting services performed by G & A to Pinnacle. G & A assigned the receipt options to its associates. They exercised options for 35,322,578 shares under this agreement. The recipients opted to pay 30% of the average closing bid for trading as consideration for the stock.

     Pinnacle filed two Form S-8 registration statements to register the stock issued to G & A associates, dated April 14, 2000 and June 8, 2000. The company filed the Form S-8 registrations under the CIK code for MAS. Thereafter, the Securities and Exchange Commission informed the company that this stock must be registered under the new CIK code for Pinnacle.

     The company did not deliver all the shares issued pursuant to the options pending total payment. Before settlement of the issue, a dispute arose concerning certain territory covered by the MBE agreement. As a result, the G&A associates agreed to return approximately 33,400,000 shares to the company, to be retired, in release of the company's claims against G&A Consequently, the company may not re-file both Forms S-8 registering the shares originally issued to G&A and its associates. G&A executed a promissory note in favor of the company as consideration for the shares.

2. The company issued 8% Convertible Debentures dated March 19, 1999, in the amount of $260,000 all of which has been converted and 2,054,480 shares issued. On March 31, 1999, the company granted an option to buy 33,000 shares at a purchase price of $.319 per share to the attorney and underwriter for the 8% Notes.

3. The company's board of directors has entered into an agreement in principle with Michael Bruce Hall, the company's chief executive officer, and Jeffrey Turino, the company's president, whereby these officers will exchange 70,000,00 of shares owned individually by them and by their affiliates for options to buy shares. Their existing shares will be retired. These exchanges will take place over the next six months. The parties have not yet agreed to the terms of the options. The retirement of the shares belonging to the G&A associates and Messrs. Hall and Turino will reduce the number of issued and outstanding shares by approximately 105,000,000.

Warrants

     The company has entered into an agreement with M.H. Meyerson & Co., Inc. for the provision of investment banking services. As consideration, the company has granted five year Warrants to purchase, at a price of $.125 per share, a total of 5,580,000 shares of the common stock of Pinnacle. These warrants may be exercised until August 18, 2004. At the present time, none have been exercised.

Dividends

     The company has not declared dividends in the past and does not have the current capital necessary to declare a dividend in the foreseeable future.

PART  II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCK MATTERS

     Pinnacle is traded on the Over the Counter Bulletin Board, symbol PCBM. The high and low bid information for the stock during each full quarterly period for the last two years and for the first quarter of 2000 are as follows:

Quarter
High
Low

1Q  2000
 .2467
 .1417
4Q 1999
 .275
 .09
3Q 1999
 .60
 .095
2Q 1999
 .51
 .029
1Q 1999
 .84375
 .0625
4Q 1998
 .625
 .125
3Q 1998
1.75
 .50
2Q 1998
4.00
1.50
1Q 1998
4.00
3.50

     The OTC BB market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

     As  of  the  date  of  this  filing  there are 150 holders of common stock.
Management believes that most of the stock is held in nominee name, and as a result, there may be as many as 2,000 individuals who own Pinnacle stock. As of the date of this filing, there are no holders of preferred stock.

ITEM  2.     LEGAL  PROCEEDINGS

Tyler  Jay  &  Company,  L.L.C.  and  First  American  Reliance,  Inc.
------------------------------------------------------------=---------

     The Trustee in bankruptcy of First American Reliance, Inc. (the "Debtor") brought an adversary proceeding on June 29, 1999, in the United States Bankruptcy Court, Western District, New York, BK Case No. 98-23906, AP No. 99-2186, entitled Douglas J. Lustig, as Trustee v. Pinnacle Business Management,
                ----------------------------------------------------------------
Inc.  ("PBM"),  and  Fast  Title  Loans,  Inc.  ("FTL").  The  Plaintiff-Trustee
---             -----------------------------
amended the complaint to assert claims against M.B. Hall and J.C. Turino as guarantors of the alleged debt. The Trustee is seeking to recover purported loans from the Debtor to Fast Title Loans, Inc. and/or Pinnacle, in the sum of approximately $800,000 plus 9% interest, for amounts loaned and advanced by First American Reliance, Inc. The checks produced by the Trustee reflect checks to FTL totaling $494,202.37 and checks to PBM of $195,000.00. The rest of the claim consists of interest, disputed fees and charges. An answer to the adversary proceeding has been filed and the parties are currently in the discovery process. The Defendants asserted a defense and setoff alleging monies due to Pinnacle from stock subscriptions in 1993 sold by American Freedom Securities, Inc. ("AFS") an affiliate of Debtor. The Defendants claim each of Debtor, AFS and Samuel Yacono, their principal, were instrumentalities of each other and were used by Yacono to perpetrate frauds on those doing business with them and/or affiliated companies. FTL further asserts that the loan agreement was modified when Debtor was unable to lend funds in the amounts promised to omit certain charges claimed by Debtor. In addition, Pinnacle asserts that it did not assume any of the obligations sought to be enforced by the Trustee and that all checks made payable to it were deposited in FTL accounts.

     Management of PBM and FTL have agreed to determine the actual amount of the Trustee's claim by deducting proceeds of a private placement allegedly diverted by Yacono and/or AFS. Management believes that this setoff will equal or exceed the amounts claimed and documented by checks transferred to Pinnacle and will also create a setoff in respect to at least a portion of the sums advanced to Fast Title. The Trustee now claims that the stock sold was not Pinnacle's unissued stock, but that Yacono, who personally owned Pinnacle stock, actually had AFS sell his personally owned Pinnacle stock, not Pinnacle's unissued stock pursuant to the private offering documents drafted by AFS's counsel. Defendants dispute that AFS engaged in such an egregious breach of faith. PBM and FTL are currently in the process of settlement negotiations in this case.

     In a second proceeding, Pinnacle and FTL are defendants in a pending civil action instituted in 1999, in Supreme Court, Erie County, New York, entitled Tyler Jay & Company, L.L.C. ("Tyler Jay") v. Fast Title Loans, Inc. and
-------------------------------                  -------------------------------
Pinnacle Business Management, Inc., Index No.  I-1999/5697.  In this suit, Tyler
----------------------------------
Jay asserts a claim for fees and commissions arising from loans made by Debtor in the previously described adversary proceeding and sums lost by Tyler Jay allegedly because Tyler Jay was not permitted to conduct the private placement discussed above. Tyler Jay claims that it is owed certain monies and stock options, and alleges that these damages exceed $500,000. Pinnacle claims it has no agreement with Tyler Jay and is not a successor to FTL or otherwise responsible to Tyler Jay. Both Pinnacle and FTL claim that the option agreement to purchase stock in FTL asserted by Tyler Jay was not signed by either FTL or Pinnacle and was not even in existence when the Engagement Letter with Tyler Jay was signed by FTL. Both Pinnacle and FTL claim that Tyler Jay did not have required licenses to perform at least some of the services it agreed to perform for FTL and thus cannot recover. Pinnacle and FTL have also asserted that Tyler Jay is not entitled to recovery since not all the agreed upon services were provided. FTL and Pinnacle have filed a counterclaim seeking $34,000, the sum paid to Tyler Jay, on the basis that Tyler Jay's fraudulent representations and breach of fiduciary duty damaged them. This suit is currently in the discovery phase. Management of PBM and FTL intends to vigorously defend this claim.

     Pinnacle and its subsidiaries accrued a liability for $538,276 in 1998 and $355,755 in 1997, respectively, as a result of these claims.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     Not  applicable.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES; USE OF PROCEEDS FROM REGISTERED SECURITIES

     The company offered a private placement under Rule 504 of Regulation D for 635,000 shares of common stock for $1.50 per share on February 2, 1998. This resulted in net capital contributed to the company of $419,973 to the company. The underwriter, American Freedom Securities, Inc. was entitled to a commission of 10% of the gross amount sold. This offering was never completed;
substantially all of the proceeds were never forwarded to the company. The principal of the underwriter, thought to be liable for the losses, is now deceased.

     Management believes that all shares sold under the offering have been accounted for, although the missing proceeds may never be available to the company. Management believes that the offering was fully subscribed.

     The company issued 8% Convertible Debentures dated March 19,1999. These were underwritten by Corporate Capital Management, L.L.C., in the amount of $260,000 with a maturity of 360 days ("8% Notes"). The Conversion Price was the lesser of 77.5% of the lowest closing bid price of the common shares for five trading days ending on the day prior to conversion ("Variable Conversion Price") or 100% of the lowest closing bid price for the common shares for the five trading days ending on the day prior to closing ("Fixed Conversion Price"). By April 15, 1999, all of the 8% Notes were converted and 2,054,480 shares issued. On March 31, 1999, the company granted an option to buy 33,000 shares at a purchase price of $.319 per share to the attorney and underwriter for the 8% Notes.

     On or about February 29, 2000, the company issued 55,000,000 shares of restricted stock to Jeff Turino and Bruce Hall. The company issued the shares as consideration for an Agreement and Release in which the officers and the company released mutual claims against each other arising from operation of the employment agreements before January 1, 2000. The Agreement and Release also amended the employment agreements, and the officers agree to perform under the amended terms until expiration of the agreements.

     On March 3, 2000, the company issued 1,500,000 shares of restricted common stock to MRC Legal Services Corporation ("MRC") as consideration for the purchase of 98.6% of the shares of MAS.

     On March 3, 2000, the company issued 1,500,000 shares of restricted common stock to the lawyers that negotiated and completed the company's acquisition of MAS. The number of shares issued were as follows: 828,750 to M. Richard Cutler, 255,000 to Brian A. Lebrecht, 191,250 to James Stubler, and 150,000 to Samuel Eisenburg. These shares were the subject of the Form S-8 registration filed by the Company on March 16, 2000.

     During the first quarter of 2000, the company issued 36,302,519 restricted shares of stock to G & A pursuant to a Stock Option Agreement, dated May 19, 1999. Pinnacle signed the stock option agreement as part of a Consulting Services Agreement, also dated May 19, 1999, for services performed by G & A to Pinnacle.

     The Stock Option Agreement granted G & A the right to purchase 36,302,519 shares at either $.25 per share or 30% of the average closing bid price of the last thirty trading days. G & A opted to purchase the aforementioned 36,302,519 shares at 30% of the closing bid price. G & A signed a promissory note to the company for the purchase price of the options.

     G & A therefore acquired a total of 40,372,578 shares of stock as consideration for its services to the company. Of these, associates of G & A registered 36,302,519 shares in the two Form S-8 filings by the company on April 14, 2000 and July 8, 2000.

     On April 7, 2000, the parties signed an amendment to the Consulting Services Agreement and Stock Option Agreement, entitled Amendment to Agreement Between Gordon & Associates Strategic Investments, Inc. & Pinnacle Business Management, Inc. The amendment required Pinnacle to abate the premiums due on all shares acquired or to be acquired until all 40,372,578 shares are fully registered.


     ITEM  5.  INDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS

     There are currently no provisions in either the Articles or the Bylaws of the company which indemnify the Officers or Directors.

FINANCIAL STATEMENTS

PINNACLE  BUSINESS  MANAGEMENT,  INC.
AND  SUBSIDIARIES

FINANCIAL  STATEMENTS

DECEMBER  31,  1999  AND  1998

PINNACLE  BUSINESS  MANAGEMENT,  INC.
AND  SUBSIDIARIES

INDEX  TO  FINANCIAL  STATEMENTS
                                                                  PAGE
                                                                  ----
CONSOLIDATED  FINANCIAL  STATEMENTS:

  REPORT  OF  INDEPENDENT  CERTIFIED  PUBLIC  ACCOUNTANTS           1

  BALANCE  SHEETS  AS  OF  DECEMBER  31,  1999  AND  1998         2-3

  STATEMENTS  OF  OPERATIONS  FOR  THE  YEARS  ENDED
  DECEMBER  31,  1999  AND  1998                                    4

  STATEMENTS  OF  STOCKHOLDERS'  DEFICIT  FOR  THE
  YEARS  ENDED  DECEMBER  31,  1999  AND  1998                      5

  STATEMENTS  OF  CASH  FLOWS  FOR  THE  YEARS  ENDED               6
  DECEMBER  31,  1999  AND  1998

  NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS                 7-16

               REPORT  OF  INDEPENDENT  CERTIFIED  PUBLIC  ACCOUNTANTS
               -------------------------------------------------------

Pinnacle  Business  Management,  Inc.
Clearwater,  Florida

We have audited the accompanying consolidated balance sheets of Pinnacle Business Management, Inc. and Subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying financial statements for December 31, 1999 and 1998 have been prepared assuming that the company will continue as a going concern. As discussed in Notes 9 and 11 to the financial statements, the company has suffered recurring losses from operations, has a net capital deficiency, and certain litigation pending that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Notes 9 and 11. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pinnacle Business Management, Inc. and Subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for the years ended December 31, 1999 and 1998, in conformity with generally accepted accounting principles.


                     /S/  BAGELL,  JOSEPHS,  LEVINE,  FIRESTONE  &  CO.,  L.L.C.
                     -----------------------------------------------------------
                          BAGELL, JOSEPHS, LEVINE, FIRESTONE & CO., L.L.C Certified Public Accountants

April  26,  2000

      PINNACLE  BUSINESS  MANAGEMENT,  INC.  AND  SUBSIDIARIES
                   CONSOLIDATED  BALANCE  SHEETS

                                ASSETS
                                ------
                                                   DECEMBER 31,
                                             ------------------------
                                                1999        1998
                                             -----------  -----------
CURRENT  ASSETS
----------------
   Cash  and  cash  equivalents              $    9,726   $    2,984
   Customer  loans  receivable,  net            274,974      743,877
   Loans  Receivable  -  Other                  422,000          -0-
   Prepaid  Expenses                             45,000          -0-
                                             -----------  -----------
                                                751,700      746,861
                                             -----------  -----------
PROPERTY  AND  EQUIPMENT                        156,831      144,839
   Less  accumulated  depreciation              (69,654)     (43,078)
                                             -----------  -----------
                                                 87,177      101,761
OTHER  ASSETS
--------------
   Unamortized goodwill                         238,498      244,944
   Deferred tax asset                           505,560      505,560
   Security deposits                             12,395        6,996
   Receivables - other - net                        -0-          -0-

                                             -----------  -----------
                                                756,453      757,500
                                             -----------  -----------

TOTAL  ASSETS                                 1,595,330   $1,606,122
-------------------------------------------  ===========  ===========


See  Accompanying  Notes  to  Consolidated  Financial  Statements

        PINNACLE  BUSINESS  MANAGEMENT,  INC.  AND  SUBSIDIARIES
                    CONSOLIDATED  BALANCE  SHEETS


              LIABILITIES  AND  STOCKHOLDERS'  DEFICIT
              ----------------------------------------

                                                       DECEMBER 31,
                                                ------------------------
                                                    1999         1998
                                                -----------  -----------
CURRENT  LIABILITIES
--------------------
   Accounts  payable  and  accrued  expenses   $  318,764   $    79,783
   Current  portion  of  long-term  debt        1,401,753       600,000
                                               -----------  ------------

  TOTAL  CURRENT  LIABILITIES                   1,720,517       679,783
                                               -----------  ------------

LONG  TERM  LINE  OF  CREDIT                      863,000           -0-
NOTES  PAYABLE  -  OFFICERS'                      267,061         9,900
LONG-TERM  DEBT,  LESS  CURRENT  PORTION          417,287     1,344,276
                                               -----------  ------------

  TOTAL  LONG-TERM  LIABILITIES                 1,547,348     1,354,176
                                               -----------  ------------

TOTAL  LIABILITIES                              3,267,865     2,033,959
                                               -----------  ------------
COMMITMENTS  AND  CONTINGENCIES
-------------------------------
STOCKHOLDERS'  DEFICIT
----------------------
   Preferred  stock                                   -0-           -0-

   Common  stock                                   86,952        16,494

   Additional  paid-in  capital                 1,317,515       541,965

   Deficit                                     (3,077,002)     (986,296)
                                             -------------  ------------
  TOTAL  STOCKHOLDERS'  DEFICIT                (1,672,535)     (427,837)
                                               -----------  ------------

TOTAL  LIABILITIES  AND  STOCKHOLDERS'
DEFICIT                                      $  1,595,330   $ 1,606,122
-------------------------------------------  =============  ============


   See  Accompanying  Notes  to  Consolidated  Financial  Statements

                 PINNACLE  BUSINESS  MANAGEMENT,  INC.  AND  SUBSIDIARIES
                        CONSOLIDATED  STATEMENTS  OF  OPERATIONS
                   FOR  THE  YEARS  ENDED  DECEMBER  31,  1999  AND  1998


                                                               DECEMBER 31,
                                                       -------------------------
                                                            1999         1998
                                                       ------------  -----------

OPERATING  REVENUE
------------------
   Revenue                                             $   214,538   $   633,478
                                                       ------------  -----------

OPERATING  EXPENSES
-------------------
   Salaries,  employee  leasing and related                510,627       444,352
   Advertising                                              51,157       106,183
   Commissions                                             146,948        35,568
   Office  and  general                                     61,322        56,746
   Professional  fees                                      166,190        55,676
   Repairs  and  maintenance                                10,042         5,562
   Rent                                                    138,259       110,923
   Repossession  costs                                      34,707        53,310
   Telephone  and  utilities                               109,157        81,260
   Travel                                                   73,468        59,749
   Other  operating                                        111,201        91,982
                                                       ------------  -----------

  TOTAL  OPERATING  EXPENSES                             1,413,078     1,101,311
-----------------------------------------------------  ------------  -----------

OPERATING  (LOSS)                                       (1,198,540)   (467,833)
                                                       ------------  -----------

OTHER  EXPENSES
---------------
   Interest  expense                                      (516,447)    (278,050)
   Depreciation  and  Amortization expense                (28,022)      (31,009)
   Bad  debt                                              (347,697)     (60,831)
                                                       ------------  -----------

  TOTAL  OTHER  EXPENSES                                  (892,166)    (369,890)
                                                       ------------  -----------


NET  LOSS
BEFORE  FEDERAL  INCOME TAX BENEFIT                     (2,090,706)    (837,723)
                                                       ------------  -----------

PROVISION  FOR  INCOME  TAX BENEFIT                            -0-       284,826
                                                       ------------  -----------

NET  LOSS  APPLICABLE  TO COMMON SHARES                $(2,090,706)  $ (552,897)
                                                       ------------  -----------

NET  LOSS  PER  COMMON SHARES                          $     (0.04)  $    (0.04)
                                                       ------------  -----------
WEIGHTED  AVERAGE  NUMBER  OF  COMMON  SHARES
OUTSTANDING                                             50,964,740    14,976,794
                                                       ------------  -----------


           See  Accompanying  Notes  to  Consolidated  Financial  Statements

                 PINNACLE  BUSINESS  MANAGEMENT,  INC.  AND  SUBSIDIARIES
                  CONSOLIDATED  STATEMENTS  OF  STOCKHOLDERS'  DEFICIT
                 FOR  THE  YEARS  ENDED  DECEMBER  31,  1999  AND  1998


                      COMMON  STOCK
                     $.001 PAR VALUE     ADDITIONAL                   TOTAL
                  --------------------   PAID-IN                  STOCKHOLDERS'
                    SHARES     AMOUNT    CAPITAL     DEFICIT         DEFICIT
                  -----------  --------  ----------  ------------  ------------

Balance
January 1, 1998
Fast Title
Loans, Inc.        13,418,027  $ 13,418  $  121,992  $  (433,399)  $  (297,989)

Issuance of
common stock        3,076,175     3,076     419,973            -       423,049

      Net Loss              -         -           -     (552,897)     (552,897)
                  -----------  --------  ----------  ------------  ------------

Balance
December 31,
1998               16,494,202    16,494     541,965     (986,296)     (427,837)

Issuance of
common stock       70,458,484    70,458     775,550            -       846,008

     Net Loss                                         (2,090,706)   (2,090,706)
                  -----------  --------  ----------  ------------  ------------

Balance
December 31,
1999               86,952,686  $ 86,952  $1,317,515  $(3,077,002)  $(1,672,535)
                  ===========  ========  ==========  ============  ============


           See  Accompanying  Notes  to  Consolidated  Financial  Statements

               PINNACLE BUSINESS MANAGEMENT, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998


                                                          1999         1998
                                                      ------------  -----------

CASH  FLOWS  FROM  OPERATING  ACTIVITIES
----------------------------------------
   Net  Loss                                          $(2,090,706)  $ (552,897)
                                                      ------------  -----------
   ADJUSTMENTS TO RECONCILE NET LOSS TO NET CASH
   USED IN OPERATING ACTIVITIES:
-------------------------------------------------
        Depreciation and Amortization                      28,022       31,009
        Provision for doubtful accounts                   367,076       60,831
        Deferred Income Tax Benefit                             -     (284,826)
CHANGES IN ASSETS AND LIABILITIES:
        Decrease in customer loans
             receivable - net                             101,827       49,257
        (Increase) in loans other and
             prepaid expenses                            (467,000)           -
        (Increase)in deposits and other                      (399)           -
        Increase in accounts
             payable and accrued expenses                 238,981        4,041
                                                      ------------  -----------

  TOTAL ADJUSTMENTS                                       268,507     (139,688)
-------------------                                   ------------  -----------

  NET CASH (USED IN) OPERATING ACTIVITIES              (1,822,199)    (692,585)
-----------------------------------------             ------------  -----------

CASH FLOWS FROM INVESTING ACTIVITIES
------------------------------------
   Capital expenditures                                   (11,992)     (58,422)
                                                      ------------  -----------

  NET CASH (USED IN) INVESTING ACTIVITIES                 (11,992)     (58,422)
-----------------------------------------             ------------  -----------

CASH FLOWS FROM FINANCING ACTIVITIES
------------------------------------
   Proceeds from issuance of long-term debt             1,280,287      583,952
   Proceeds from issuance of common stock and
          paid in capital                                 846,008      423,049
   Principle payments on long-term debt                  (542,523)    (168,431)
   Increase (decrease) in officer's loans - net           257,161      (90,100)
                                                      ------------  -----------

  NET CASH PROVIDED BY  FINANCING ACTIVITIES            1,840,933      748,470
--------------------------------------------          ------------  -----------

NET INCREASE (DECREASE) IN CASH AND CASH

    EQUIVALENTS                                             6,742       (2,537)
---------------                                       ------------  -----------

CASH AND CASH EQUIVALENTS-BEGINNING OF PERIOD               2,984        5,521
---------------------------------------------         ------------  -----------

CASH AND CASH EQUIVALENTS-END OF PERIOD               $     9,726   $    2,984
---------------------------------------               ------------  -----------

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

    CASH PAID DURING THE YEAR FOR:
            Interest Expense                          $   432,369      270,250
                                                      ------------  -----------


           See  Accompanying  Notes  to  Consolidated  Financial  Statements

                       PINNACLE  BUSINESS  MANAGEMENT,  INC.
                                AND  SUBSIDIARIES
                   NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
                           DECEMBER  31,  1999  AND  1998

NOTE  1-  ORGANIZATION  AND  BASIS  OF  PRESENTATION
          ------------------------------------------

     Pinnacle Business Management, Inc. is an integrated consumer finance and E-commerce technology developer. The company operates title loan and paycheck advance locations. Fast Title Loans, Inc. (FTL)is a wholly owned subsidiary of Pinnacle Business Management, Inc. Fast Title Loans, Inc. is a consumer loan company that operates title loan offices in central Florida. The title loan is an immediate short term cash loan, using the free and clear title of a person's car or truck as collateral. The loan allows the customer to retain possession and use of their motor vehicle. Fast Paycheck Advance, Inc. is a wholly owned subsidiary of Pinnacle Business Management, Inc. that provides short-term paycheck advances to consumers. The accompanying financial statements reflect the consolidated operations of the above.

     On May 9, 1997, Pinnacle Business Management, Inc. (The "Company") was incorporated as a wholly owned subsidiary of 300365 BC, Ltd., D/B/A Peaker Resource Company, a company which was incorporated in British Columbia, Canada on November 13, 1985. 300365 BC, Ltd. had been inactive for years due to the lack of working capital. On May 15, 1997, the stockholders of 300365 BC, Ltd. exchanged all of the company's outstanding stock of 300365 BC, Ltd. for the stock of Pinnacle Business Management, Inc. This exchange was made on a share for share basis. There were no tangible assets of 300365 BC, Ltd. The excess of par value of the common stock issued over the assets acquired upon the acquisition of the parent was $1,933. After the exchange of stock, the parent became the wholly owned subsidiary and it was liquidated and the $1,933 was written off as an extraordinary loss upon the dissolution of 300365 BC, Ltd.

     On October 27, 1997, JTBH Corporation, a wholly owned subsidiary of the "Company", with no assets, merged with Fast Title Loans, Inc. (FTL) a Florida corporation. On that date Fast Title Loans, Inc. became the wholly owned subsidiary of Pinnacle Business Management, Inc. The shares of (FTL) were converted into common stock $.001 per share, of Pinnacle Business Management, Inc.

     The merger of (FTL) the private company into the public shell company Pinnacle Business Management, Inc. on October 27, 1997 gave rise to the private company having effective operating control of the combined company after the transaction. This was a reverse merger and the costs associated with were treated as a recapitilization. In 1998, the company incorporated Fast Paycheck Advance, Inc. as a wholly owned subsidiary. Also in 1998, the Company incorporated Summit Property, Inc. This subsidiary has remained inactive, however.

                       PINNACLE  BUSINESS  MANAGEMENT,  INC.
                                AND  SUBSIDIARIES
             NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS  (CONTINUED)
                           DECEMBER  31,  1999  AND  1998


NOTE  2-  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES
          ----------------------------------------------

     PRINCIPLES  OF  CONSOLIDATION:
     ------------------------------

     The consolidated financial statements include the accounts of the Company and all of its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

     USE  OF  ESTIMATES:
     -------------------
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     PROPERTY  AND  EQUIPMENT:
     -------------------------
     Property and equipment are stated at cost. Depreciation is computed primarily using the straight-line method over the following estimated useful lives:

                                               YEARS
                                               -----
     Improvements                              10-40
     Furniture  and  Equipment                  5-7

     Leasehold Improvements are amortized over their estimated useful lives or the lives of the related leases, whichever is shorter.

     REVENUE  RECOGNITION:
     ---------------------
     Substantially most of the revenues are derived from interest charged on consumer financing, title loans and advance paychecks.

     INCOME  TAXES:
     --------------
     The income tax benefit is computed on the pretax loss based on the current tax law. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates.

                       PINNACLE  BUSINESS  MANAGEMENT,  INC.
                                AND  SUBSIDIARIES
             NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS  (CONTINUED)
                           DECEMBER  31,  1999  AND  1998

NOTE  2-  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (CONTINUED)
          -----------------------------------------------------------
          NATURE  OF  BUSINESS  AND  CREDIT  RISK:
          ----------------------------------------

     The company operates in mainly one business segment and primarily earns interest income on consumer title loans and advanced paychecks. Financial instruments which potentially subject the company to concentrations of credit risk are primarily customer loans receivable.

     FAIR  VALUE  OF  FINANCIAL  INSTRUMENTS:
     ----------------------------------------
     The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, customer loan receivables, accounts payable and accrued expenses and other liabilities approximate fair value because of the immediate or short-term maturity of these financial instruments. The carrying amount reported for long-term debt approximates fair value because, in general, the interest on the underlying instruments fluctuates with market rates.

     EARNINGS  (LOSS)  PER  SHARE  OF  COMMON  STOCK:
     ------------------------------------------------
     Historical net income (loss) per common share is computed using the weighted average number of common shares outstanding.

     STATEMENTS  OF  CASH  FLOWS:
     ----------------------------
     For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments and other short-term investments with an initial maturity of three months or less to be cash equivalents.

     ADVERTISING  AND  PROMOTIONAL  COSTS
     ------------------------------------
     Costs of advertising and promotional costs are expensed as incurred. Advertising costs were $51,157 and $106,183 in 1999 and 1998, respectively.

     GOODWILL
     --------
     Goodwill is amortized over 40 years. Amortization charged to expense was $6,446 and $6,446 in 1999 and 1998 respectively.

                       PINNACLE  BUSINESS  MANAGEMENT,  INC.
                                AND  SUBSIDIARIES
             NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS  (CONTINUED)
                           DECEMBER  31,  1999  AND  1998

NOTE 3 -  CUSTOMER  LOANS  RECEIVABLE  -  NET
          -----------------------------------
        Customer  loans  receivable,  net  consists  of  the  following:


        Customer  loans  receivable,  net  consists  of  the  following:

                                                              December 31,
                                                              ------------
                                                            1999        1998
                                                         ---------   ----------
Customer  loans receivable                               $ 702,881   $ 804,708
     Less: Allowance for doubtful accounts                (427,907)    (60,831)
                                                         ----------  ----------

     Customer  loans receivable - Net                      274,974   $ 743,877
                                                         ==========  ==========


     Customer loans receivable include accrued interest amounts. However, the Company, due to an unfavorable legislative climate regarding the title loan industry, reserved an additional $367,076 in bad debt allowance to account for the write down of accrued interest and loans that they may not collect.

NOTE  4-  LOANS  RECEIVABLE  -  OTHER
          ---------------------------

     Loans receivable dated December 29, 1997 to a company for $25,000 together with interest thereon at the rate of 18% per annum. The principal balance and accrued interest is due and payable on the earlier of a private placement being completed in whole or part including but not limited to any escrow disbursements of any funds to the maker, or March 27, 2000. There were no payments received in 1999 or 1998. The company has made an allowance for doubtful receivable for the entire loan. The company has not accrued any interest on this loan for 1999 or 1998.

     Demand loan receivable a company for $422,000. This loan is non-interest bearing. The company is performing outside consulting for a start up company. It is anticipated that this loan receivable will be converted into equity during the year 2000.

NOTE  5-  PROPERTY  AND  EQUIPMENT,  NET
          ------------------------------

        Property  and  equipment,  net  consists  of  the  following:

                                            1999        1998
                                         ----------  ----------

Furniture  and  Equipment                $ 121,914   $ 109,922
Improvements                                34,917      34,917
                                         ----------  ----------
                                           156,831     144,839

Less:  Accumulated  depreciation           (69,654)    (43,078)
                                         ----------  ----------

Property  and  Equipment,  Net           $  87,177   $ 101,761
                                         ==========  ==========

                       PINNACLE  BUSINESS  MANAGEMENT,  INC.
                                AND  SUBSIDIARIES
            NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS  (CONTINUED)
                           DECEMBER  31,  1999  AND  1998

NOTE  6-  LINE  OF  CREDIT
          ----------------

     In March 1999, the Company obtained a line of credit with a capital company to receive up to $1,500,000 of advances. The interest is payable at 17% per annum. Principal and interest on advances are due March 1, 2001, with the company having an option to extend the note an additional one year. At December 31, 1999, the company had $ 863,000 outstanding on the line. The line of credit is collateralized by 7,500,000 shares of the common stock of the company.

NOTE  7-  LONG-TERM  DEBT
          ---------------

        Long-term  debt  consists  of  the  following:

                                                          1999         1998
                                                      ------------  -----------
Note  payable  lending  institution  with  monthly
interest  payable  at  14%  per  annum  expiring
February  28,  2000  (see  Note 9).                     $ 538,276    $ 538,276

Note  payable  investor  with  monthly  interest
payable  at  4.5%  per  month.  This  note
expired  May  14,  1999.                                  100,000      100,000

Note  payable  investor  with  monthly  interest
payable  at  rates  varying  between  16-36%  per
annum,  expiring  March  1,  2000.                        524,880      606,000

Renegotiated  note  payable  investors  with
monthly  interest  payable  at  rates  varying
between  1.5%-6%  per  month.  This  loan
expires  in  December,  2000.                             238,597      450,000

Note  payable  investor  with  monthly  interest
payable  at  4%,  expiring  May 17, 1999.                     -0-      150,000

Notes  payable  investor  with  interest  payable
at  18%  per  annum,  expiring  February  and
March,  1999.                                                 -0-      100,000

Note  payable  investor  with  interest  only
payable  at  12%  per  annum.  This  note  has  a
balloon  and  expires  December  31,  2002.               417,287          -0-
                                                      ------------  -----------
                                                        1,819,040    1,944,276

Less:  Current  Portion                                (1,401,753)    (600,000)
                                                      ------------  -----------

Net  Long-Term  Debt                                      417,287   $1,344,276
                                                      ============  ===========

                      PINNACLE  BUSINESS  MANAGEMENT,  INC.
                             AND  SUBSIDIARIES
            NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS  (CONTINUED)
                          DECEMBER  31,  1999  AND  1998

NOTE  7-  LONG-TERM  DEBT  (Continued)
          ----------------------------

            The  non-current  portion  of  long-term  debt  matures  as follows:

                 2000       $1,401,753
                 2001              -0-
                 2002          417,287
                            ----------
                             1,819,040
                            ==========

     The company has negotiated with certain investors to convert long-term debt to common stock at various negotiated prices predicated on market value. Long-term debt is substantially collateralized with motor vehicle titles and the personal guarantees of the officers and the assets of the company.

NOTE  8-  STOCKHOLDERS'  DEFICIT
          ----------------------

     The  authorized  capital  stock   of  the   company  in  1998  consists  of
     20,000,000 shares of common stock with par value of $.001. As of December 31, 1998, there were 16,494,202 shares outstanding.

     The authorized preferred stock of the company in 1999 and 1998 consists of 50,000,000 and 10,000,000 shares, respectively, with a par value of $.001 with rights and privileges to be set by the board of directors. As of December 31, 1999 and 1998, there were no shares issued or outstanding.

     In 1999, the corporation authorized an additional 80,000,000 shares of common stock with a par value of $.001. As of December 31, 1999, there were 100,000,000 shares authorized, and 86,952,686 issued and outstanding.

     At December 31, 1999 the company had up to 35,322,578 shares (options) outstanding with a consulting company. Shares may be exercisable at $.25 per share or 30% of the closing bid price, whichever is less. This was for compensation in arranging the Mail Boxes Etc. account.

     Additionally there are 5 year warrants outstanding for investment banking services rendered to purchase 5,580,000 shares of common stock at $.125 per share. The warrants become due August 18, 2004.

                          PINNACLE  BUSINESS  MANAGEMENT,  INC.
                                 AND  SUBSIDIARIES
                 NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS  (CONTINUED)
                             DECEMBER  31,  1999  AND  1998

NOTE  9-  COMMITMENTS  AND  CONTINGENCIES
        -----------------------------

     (A)  LEASES:
          -------

     The company operates its facilities under certain operating leases. Future minimum lease commitments under non-cancelable operating leases are as follows:

                              2000         $60,372
                              2001          25,101
                                           -------
                                            85,473
                                           =======

     Rent and related expenses under operating leases amounted to $138,259 and $110,923 for the years ended December 31, 1999 and 1998 respectively. The company is operating various locations on a month to month basis.

     (B)  LITIGATION:
          -----------

     The company is a defendant involving a claim made in bankruptcy by First American Reliance, Inc. (FAR) against the company for $800,000, including 9% interest, for amounts loaned and advanced by FAR to the company which were not repaid. The company has asserted a defense and set off alleging that monies due to Pinnacle from stock subscriptions in 1998 delivered to FAR were not turned over to the company. It is further alleged that the claims of the company exceed the sum that FAR claims it is owed by the company. The company has not accrued any interest on this note for 1999 and 1998 because of the offsets of monies due the company alleged in the litigation. The lawyers have stated that documentation to fully evaluate the claims is not presently available. However, the company is contesting the case vigorously. The company has accrued a liability for $538,276 in 1999 and 1998, respectively.

     Secondly, Tyler Jay & Company, L.L.C. commenced an action against the company asserting a claim for fees and commissions arising from loans made by FAR described in the previous paragraph. This also includes sums lost by Tyler Jay allegedly because Tyler Jay was not permitted to complete the private placement noted above. The sums demanded exceed $500,000 in the aggregate. Management is vigorously contesting the claim. The company has asserted claims and defenses that are still in the process of being evaluated by the attorneys. It is not possible to determine whether there will be a loss; or, if there is a loss, the extent of the loss.

                          PINNACLE  BUSINESS  MANAGEMENT,  INC.
                                 AND  SUBSIDIARIES
                 NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS  (CONTINUED)
                             DECEMBER  31,  1999  AND  1998

NOTE  10  -  RELATED  PARTY  TRANSACTIONS
             ----------------------------

     The executive officers of the company pledged as collateral 7,000,000 shares of Pinnacle stock to secure personal loans and loaned $696,000 to the company in 1999. The company in 1999 repaid the officers $439,157.

     The officers received under an employment agreement approximately $55,000 and $65,464 each, respectively in 1999 and 1998.

     The officers owned 79,102,000 and 9,005,000 common stock shares in 1999 and 1998 respectively.

NOTE  11-  GOING  CONCERN
           --------------

     As shown in the accompanying financial statements, the company incurred substantial net losses for the years ended December 31, 1999 and 1998. Additionally, the company has a $100,000 note payable with an investor that expired May 14, 1999.

The investor has not called this loan and it is shown as a current liability. Moreover, the company has debt that will be coming due between March 1, 2000 and December 31, 2000 without adequate capital available to repay the debt. The company is negotiating with the investors to either extend these obligations or convert the debt to equity. However, if these loans are called, the company's financial condition will be further negatively impacted. Finally, the company is defending various lawsuit claims that, if the outcome is unfavorable, would negatively impact the company. These factors raise substantial doubt about the company's ability to continue as a going concern.

Additionally, the company, due to an unfavorable legislative climate, plans to discontinue its title loan business by June 30, 2000; and concentrate on its payday advance business. There is no guarantee whether the company will be able to generate enough revenue and or raise capital to support those operations.

Management is working with the certain investors to rework the debt that is coming due. Additionally, management is vigorously contesting the lawsuits that have been filed against the company. The company feels that they have certain offsets against the claims in litigation and does not expect to pay more than what is reflected on the balance sheet at this time (see note 9). However, there can be no assurance that the company will be successful in its efforts to not have the payment of debt accelerated. If the company is unsuccessful in its efforts, it may be necessary to undertake such other actions as may be necessary to preserve asset value. The financial statements do not include any adjustments, other than the current classification of long-term debt in  default,  that  might  result  from  the  outcome  of those uncertainties.

                          PINNACLE  BUSINESS  MANAGEMENT,  INC.
                                 AND  SUBSIDIARIES
                 NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS  (CONTINUED)
                             DECEMBER  31,  1999  AND  1998


NOTE  12-  INCOME  TAX  BENEFIT
           --------------------

      The  benefit  for  income  taxes  is  as  follows:

                                       1999          1998
                                     --------      --------
      Deferred income tax benefit
      (Federal  only)                     -0-      $284,826
                                     ========      ========

     At December 31, 1999 and 1998, the company had net operating loss carry forwards for U. S. Federal tax purposes available to offset future taxable income of approximately $3,081,823 and $986,296 which expire through 2014. The company has concluded that, based on expected future results and future reversals of existing temporary differences, it is more likely than not that the deferred tax assets will be realized. However, for 1999 no tax benefit was booked as a conservative measure.

     The net deferred tax assets in the accompanying balance sheets include the following components:

                                             1999       1998
                                           ---------  ---------

      Deferred  tax  assets                $ 505,560  $ 505,560
      Deferred  tax  valuation  allowance        -0-        -0-
                                           ---------  ---------

      Net  deferred  tax  assets           $ 505,560  $ 505,560
                                           =========  =========

NOTE  13-  SUBSEQUENT  EVENTS
           ------------------


On February 28,2000, the company, Jeff Turino and Bruce Hall entered into an agreement and release concerning claims arising from operation of those officers' employment agreements with the company between 1997 and 2000. Turino and Hall released the Company from certain performance obligations, including the waiver of back compensation and bonus amounts. In exchange, each received 27,500,000 shares of restricted common stock of the Company. Turino and Hall agreed to perform the remainder of the employment agreement in accordance with its terms. The company released any claims arising from the officer's performance of the agreements prior to January 1, 2000.

Due to certain local legislative climate, the company is making efforts in 2000 to discontinue operating the title loan business. With the implementation of payday advance debit card program, a three year contract with Mailboxes Etc., and a possible banking alliance, the company is anticipating expanding its payday advances on a national level.

                          PINNACLE  BUSINESS  MANAGEMENT,  INC.
                                 AND  SUBSIDIARIES
                 NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS  (CONTINUED)
                             DECEMBER  31,  1999  AND  1998

Additionally, the company secured a national contract with Comdata through their banking affiliates. This contract allows the distribution of debit cards at the point of sale location. Subsequently, the company is in negotiation with its competitors to allow them to use the debit card system. This transforms the competitors into vendors and allows revenue on a broader basis. Management anticipates putting forth its efforts to expand the payday advance basis through physical locations and the Internet on a national basis to increase company value.

On March 3, 2000 the company entered into a consulting agreement with certain professionals and completed an acquisition via a stock exchange agreement with MAS Acquisition XIX Corporation, a publicly held reporting entity. MAS Acquisition XIX Corporation is inactive at this time. After the stock exchange Pinnacle owns approximately 97% of MAS Acquisition XIX Corp.

                               SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PINNACLE  BUSINESS  MANAGEMENT  INC.


/S/  Jeffrey  G.  Turino
-----------------------------------------------------
Jeffrey  G.  Turino,  Chief  Executive  Officer  and  Director



/S/  Michael  B.  Hall
-----------------------------------------------------
Michael  B.  Hall,  President  and  Director

                       INDEPENDENT  AUDITORS'  REPORT

To  The  Board  of  Directors  of  Pinnacle  Business  Management,  Inc.

We hereby consent to the use in this Form 10-SB of our report dated April 26, 2000 relating to the financial statements of Pinnacle Business Management, Inc.


/S/  BAGELL,  JOSEPHS,  LEVINE,  FIRESTONE  &  CO.,  L.L.C.
-----------------------------------------------------------
     BAGELL,  JOSEPHS,  LEVINE,  FIRESTONE  &  CO.,  L.L.C
Certified  Public  Accountants

PINNACLE  BUSINESS  MANAGEMENT,  INC.
AND  SUBSIDIARIES

FINANCIAL  STATEMENTS

MARCH  31,  2000  AND  1999

INDEX  TO  FINANCIAL  STATEMENTS


CONSOLIDATED  FINANCIAL  STATEMENTS:

  REPORT  OF  INDEPENDENT  CERTIFIED  PUBLIC  ACCOUNTANTS                1

  BALANCE  SHEETS  AS  OF  MARCH  31,  2000  AND  1999                 2-3

  STATEMENTS  OF  OPERATIONS  FOR  THE  THREE  MONTHS  ENDED
  MARCH  31,  2000  AND  1999                                            4

  STATEMENTS  OF  STOCKHOLDERS'  DEFICIT  FOR  THE  THREE  MONTHS
  ENDED  MARCH  31,  2000  AND  1999                                     5

  STATEMENTS  OF  CASH  FLOWS  FOR  THE  THREE  MONTHS  ENDED
  MARCH  31,  2000  AND  1999                                            6

  NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS                      7-16

               REPORT  OF  INDEPENDENT  CERTIFIED  PUBLIC  ACCOUNTANTS
               -------------------------------------------------------

Pinnacle  Business  Management,  Inc.
Clearwater,  Florida

We have reviewed the accompanying consolidated balance sheets of Pinnacle Business Management, Inc. and Subsidiaries as of March 31, 2000 and 1999, and the related consolidated statements of operations, stockholders' deficit, and cash flows for the three months then ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of Pinnacle Business Management, Inc.

A review consists principally of inquiries of Company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the consolidated financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with generally accepted accounting principles.

As discussed in Notes 9 and 11, certain conditions indicate that the company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments to the financial statements that might be necessary should the company be unable to continue as a going concern.

/S/  BAGELL,  JOSEPHS,  LEVINE,  FIRESTONE  &  CO.,  L.L.C.
-----------------------------------------------------------
     BAGELL,  JOSEPHS,  LEVINE,  FIRESTONE  &  CO.,  L.L.C
     Certified  Public  Accountants

May  10,  2000

      PINNACLE  BUSINESS  MANAGEMENT,  INC.  AND  SUBSIDIARIES
                   CONSOLIDATED  BALANCE  SHEETS

                         ASSETS
                         ------
                                                   MARCH  31,
                                             ------------------------
                                                2000         1999
                                             -----------  -----------
CURRENT  ASSETS
----------------
   Cash  and  cash  equivalents              $   56,944   $   67,776
   Customer  loans  receivable,  net            277,477      546,109
   Loans  Receivable  -  Other                  423,000            -
   Prepaid  Expenses                             41,250            -
                                             -----------  -----------
          Total  Current  Assets                798,671      613,885
                                             -----------  -----------
PROPERTY  AND  EQUIPMENT                        166,005      152,568
   Less  accumulated  depreciation              (74,654)     (48,467)
                                             -----------  -----------
          Total net property and equipment       91,351      104,101
OTHER  ASSETS
-------------
   Unamortized  goodwill                         236,498      243,333
   Deferred  tax  asset                          505,560      505,560
   Security  deposits                             13,658        7,424
   Officer  loan  receivable                         -         35,426

           Total  Other  Assets              -----------  -----------
                                                 755,716      791,743
                                             -----------  -----------

TOTAL  ASSETS                                 $1,645,738   $1,509,729
-------------                                 ===========  ==========

          See  Accompanying  Notes  and  Accountants'  Report

        PINNACLE  BUSINESS  MANAGEMENT,  INC.  AND  SUBSIDIARIES
                    CONSOLIDATED  BALANCE  SHEETS


              LIABILITIES  AND  STOCKHOLDERS'  DEFICIT
              ----------------------------------------

                                                       MARCH  31,
                                                ------------------------
                                                    2000         1999
                                                -----------  -----------
CURRENT  LIABILITIES
--------------------
   Accounts  payable  and  accrued  expenses    $  430,429   $  152,377
   Current  portion  of  long-term  debt         1,390,928    1,204,526
                                             --------------  -----------
  TOTAL  CURRENT  LIABILITIES                   1,821,357     1,356,903
                                             --------------  -----------
LONG-TERM  LINE  OF  CREDIT                     1,068,000       150,000
NOTES  PAYABLE  -  OFFICERS'                      300,360             -
LONG-TERM  DEBT,  LESS  CURRENT  PORTION          547,287       700,000
                                             --------------  -----------
  TOTAL  LONG-TERM  LIABILITIES                 1,915,647       850,000
                                             --------------  -----------
TOTAL  LIABILITIES                              3,737,004     2,206,903
                                             --------------  -----------
COMMITMENTS  AND  CONTINGENCIES
-------------------------------
STOCKHOLDERS'  DEFICIT
----------------------
   Preferred  stock                           $       -      $        -
   Common  stock                                  157,262        74,429
   Additional  paid-in  capital                 1,317,515       541,965
   Deficit                                     (3,566,043)   (1,313,568)
                                             --------------  -----------
  TOTAL  STOCKHOLDERS'  DEFICIT                (2,091,266)     (697,174)
                                             --------------  -----------
TOTAL  LIABILITIES  AND  STOCKHOLDERS'
DEFICIT                                      $  1,654,738   $ 1,509,729
                                             =============  ============

           See  Accompanying  Notes  and  Accountants'  Report

             PINNACLE  BUSINESS  MANAGEMENT,  INC.  AND  SUBSIDIARIES
                  CONSOLIDATED  STATEMENTS  OF  OPERATIONS
             FOR  THE  THREE  MONTHS  ENDED  MARCH  31,  2000  AND  1999

                                                               MARCH  31,
                                                       -------------------------
                                                            2000         1999
                                                       ------------  -----------
OPERATING  REVENUE
------------------
   Revenue                                             $    62,681   $  110,931
                                                       ------------  -----------
OPERATING  EXPENSES
-------------------
   Salaries,  employee  leasing and related                154,994       99,794
   Advertising                                               7,386        8,070
   Commissions                                              13,000       16,906
   Office  and  general                                     10,776       13,433
   Professional  fees                                       73,359       17,849
   Repairs  and  maintenance                                 1,243        2,914
   Rent                                                     38,482       44,314
   Repossession  costs                                       8,734       10,344
   Telephone  and  utilities                                27,696       33,043
   Travel                                                   32,400       26,623
   Other  operating                                         35,392       22,941
                                                       ------------  -----------
  TOTAL  OPERATING  EXPENSES                               403,462      296,231
-----------------------------------------------------  ------------  -----------
OPERATING  (LOSS)                                         (340,781)    (185,300)
-----------------------------------------------------  ------------  -----------
OTHER  EXPENSES
-----------------------------------------------------
   Interest  expense                                      ( 70,950)    ( 77,032)
   Depreciation  and  Amorizitation expense                ( 7,000)     ( 7,005)
   Bad  debt                                                    -             -
                                                       ------------  -----------
  TOTAL  OTHER  EXPENSES                                  (  77,950)    (84,037)
-----------------------------------------------------  ------------  -----------
NET  LOSS
BEFORE  FEDERAL  INCOME TAX BENEFIT                     (  418,731)    (269,337)
-----------------------------------------------------  ------------  -----------
PROVISION  FOR  INCOME  TAX  BENEFIT                             -            -
                                                       ------------  -----------
NET  LOSS  APPLICABLE  TO COMMON SHARES                $(  418,731)  $ (269,337)
                                                       ------------  -----------
NET  LOSS  PER  COMMON SHARES                          $    (0.005)  $   (0.008)
                                                       ------------  -----------
WEIGHTED  AVERAGE  NUMBER  OF  COMMON  SHARES
OUTSTANDING                                             86,952,686   32,970,767
-----------------------------------------------------  ------------  -----------

               See  Accompanying  Notes  and  Accountants'  Report

            PINNACLE  BUSINESS  MANAGEMENT,  INC.  AND  SUBSIDIARIES
             CONSOLIDATED  STATEMENTS  OF  STOCKHOLDERS'  DEFICIT
              FOR  THE  THREE  MONTHS  ENDED  MARCH  31,  2000  AND  1999

                      COMMON  STOCK
                     $.001  PAR  VALUE   ADDITIONAL                  TOTAL
                  --------------------    PAID-IN                STOCKHOLDERS'
                    SHARES     AMOUNT    CAPITAL     DEFICIT        DEFICIT
                  ----------  --------  ----------  ------------  ------------
1999
----
Balance
January  1,  1999  16,494,206  $ 16,494  $  541,965  $  (986,246)  $  (427,837)

Issuance  of
Common  Stock      56,935,408    57,935         -        (57,935)         -

      Net  Loss        -            -           -       (269,337)     (269,337)
                  ----------  --------  ----------  ------------  ------------
Balance
March  31,
1999               74,429,610    74,429    $541,965  $(1,313,568)    $(697,174)

2000
----

Balance
January  1,
2000               86,952,686  $  86,952  $1,317,515  $(3,077,002) $(1,672,535)

Issuance  of
Common  Stock      70,309,903    70,310        -         (70,310)         -

      Net  Loss         -          -           -        (418,731)     (418,731)
                  ===========  ========  ==========  ============  ============
Balance
March  31,
2000             157,262,589  $157,262  $1,317,515  $(3,566,043)  $(2,091,266)
                  ==========  ========  ==========  ============  ============


               See  Accompanying  Notes  and  Accountants'  Report

               PINNACLE  BUSINESS  MANAGEMENT,  INC.  AND  SUBSIDIARIES
                      CONSOLIDATED  STATEMENTS  OF  CASH  FLOWS
               FOR  THE  THREE  MONTHS  ENDED  MARCH  31,  2000  AND  1999


                                                          2000         1999
                                                      ------------  -----------
CASH  FLOWS  FROM  OPERATING  ACTIVITIES
----------------------------------------------------
   Net  Loss                                          $  (418,731)  $  (269,337)
                                                      ------------  -----------
   ADJUSTMENTS TO RECONCILE NET LOSS TO NET CASH
   USED  IN  OPERATING  ACTIVITIES:
----------------------------------------------------
        Depreciation  and  Amortization                       7,000        7,005
        Provision  for  doubtful accounts                       -         24,774
        Deferred  Income  Tax  Benefit                          -            -

CHANGES  IN  ASSETS  AND  LIABILITIES:
        Decrease  in  customer  loans
             receivable  -  net                              (2,503)     172,994
        (Increase)  in  loans  other  and
             prepaid  expenses                                2,750        -
        (Increase)in  deposits and other                     (1,263)       (433)
        Increase  in  accounts
             payable  and  accrued expenses                 111,665       72,594
                                                       ------------  -----------

  TOTAL  ADJUSTMENTS                                        117,649      276,934
---------------------------------------------------    ------------  -----------

  NET  CASH  PROVIDED BY (USED IN) OPERATING ACTIVITIES    (301,082)       7,597
---------------------------------------------------   -------------  -----------

CASH  FLOWS  FROM  INVESTING  ACTIVITIES
---------------------------------------------------
   Capital  expenditures                                     (9,174)     (7,729)
                                                      -------------  -----------

  NET  CASH (USED IN) INVESTING ACTIVITIES                   (9,174)     (7,729)
---------------------------------------------------   --------------  ----------

CASH  FLOWS  FROM  FINANCING  ACTIVITIES
---------------------------------------------------
   Proceeds  from  issuance  of  long-term  debt  and
          Line  of  credit                                  335,000      150,000
   Proceeds  from  issuance  of  common  stock  and
          paid  in  capital                                    -             -
   Principle  payments on long-term debt                    (10,825)    (39,750)
   Increase  (decrease) in officer's loans - net             33,299     (45,326)
                                                      --------------  ----------
  NET  CASH  PROVIDED BY  FINANCING ACTIVITIES              357,474       64,924
---------------------------------------------------   --------------  ----------
NET  INCREASE  IN  CASH  AND  CASH
    EQUIVALENTS                                              47,218      64,792
---------------------------------------------------   --------------  ----------
CASH  AND  CASH EQUIVALENTS-BEGINNING OF PERIOD               9,726        2,984
---------------------------------------------------   --------------  ----------
CASH  AND  CASH EQUIVALENTS-END OF PERIOD                    56,944       67,776
---------------------------------------------------   --------------  ----------
SUPPLEMENTAL  DISCLOSURE  OF  CASH  FLOW  INFORMATION
    CASH  PAID  DURING  THE  YEAR  FOR:
            Interest  Expense                          $      3,700      $26,000
                                                      --------------  ----------

               See  Accompanying  Notes  and  Accountants'  Report

                       PINNACLE  BUSINESS  MANAGEMENT,  INC.
                                AND  SUBSIDIARIES
                   NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
                            MARCH  31,  2000  and  1999

NOTE  1-  ORGANIZATION  AND  BASIS  OF  PRESENTATION
          ------------------------------------------

     The consolidated reviewed interim financial statements included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading.

     These statements reflect all adjustments, consisting of normal recurring adjustments which, in the opinion of management, are necessary for fair presentation of the information contained therein. It is suggested that these consolidated financial statements be read in conjunction with the financial statements and notes thereto included in the Company's most recent current report on Form 8-K, filed March 6, 2000, for the year ended December 31, 1999.

     Pinnacle Business Management, Inc. is an integrated consumer finance and E-commerce technology developer. The company operates title loan and paycheck advance locations. Fast Title Loans, Inc.(FTL) is a wholly owned subsidiary of Pinnacle Business Management, Inc. Fast Title Loans, Inc. is a consumer loan company that operates title loan offices in central Florida. The title loan is an immediate short term cash loan, using the free and clear title of a person's car or truck as collateral. The loan allows the customer to retain possession and use of their motor vehicle. Fast Paycheck Advance, Inc. is a wholly owned subsidiary of Pinnacle Business Management, Inc. that provides short-term paycheck advances to consumers. The accompanying financial statements reflect the consolidated operations of the above.

     On May 9, 1997, Pinnacle Business Management, Inc. (The "Company") was incorporated as a wholly owned subsidiary of 300365 BC, Ltd., D/B/A Peaker Resource Company, a company which was incorporated in British Columbia, Canada on November 13, 1985. 300365 BC, Ltd. had been inactive for years due to the lack of working capital. On May 15, 1997, the stockholders of 300365 BC, Ltd. exchanged all of the company's outstanding stock of 300365 BC, Ltd. for the stock of Pinnacle Business Management, Inc. This exchange was made on a share for share basis. There were no tangible assets of 300365 BC, Ltd. The excess of par value of the common stock issued over the assets acquired upon the acquisition of the parent was $1,933. After the exchange of stock, the parent became the wholly owned subsidiary and it was liquidated and the $1,933 was written off as an extraordinary loss upon the dissolution of 300365 BC, Ltd.

                       PINNACLE  BUSINESS  MANAGEMENT,  INC.
                                AND  SUBSIDIARIES
                   NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
                            MARCH  31,  2000  and  1999


NOTE  1  -  ORGANIZATION  AND  BASIS  OF  PRESENTATION  -  (continued)
----------------------------------------------------------------------

     On October 27, 1997, JTBH Corporation, a wholly owned subsidiary of the "Company", with no assets, merged with Fast Title Loans, Inc. (FTL) a Florida corporation. On that date Fast Title Loans, Inc. became the wholly owned subsidiary of Pinnacle Business Management, Inc. The shares of (FTL) were converted into common stock $.001 per share, of Pinnacle Business Management, Inc.

     The merger of (FTL) the private company into the public shell company Pinnacle Business Management, Inc. on October 27, 1997 gave rise to the private company having effective operating control of the combined company after the transaction. This was a reverse merger and the costs associated with were treated as a recapitilization. In 1998, the company incorporated Fast Paycheck Advance, Inc. as a wholly owned subsidiary. Also in 1998, the Company incorporated Summit Property, Inc. This subsidiary has remained inactive, however.

     On March 3, 2000, the Company acquired 96.8% of the issued and outstanding common stock of MAS Acquisition XIX Corp., an inactive registrant, reporting company. Pinnacle became the parent corporation of MAS
     Acquisition XIX Corp. when it exchanged 1,500,000 shares of its common stock for 8,250,000 shares of MAS Acquisition XIX Corp.


NOTE  2-  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES
          ----------------------------------------------

     PRINCIPLES  OF  CONSOLIDATION:
     ----------------------------

     The consolidated financial statements include the accounts of the Company and all of its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

     USE  OF  ESTIMATES:
     -------------------

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                       PINNACLE  BUSINESS  MANAGEMENT,  INC.
                                AND  SUBSIDIARIES
             NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS  (CONTINUED)
                            MARCH  31,  2000  AND  1999


     PROPERTY  AND  EQUIPMENT:
     -------------------------

     Property and equipment are stated at cost. Depreciation is computed primarily using the straight-line method over the following estimated useful lives:

                                               YEARS
                                               -----
     Improvements                              10-40
     Furniture  and  Equipment                  5-7

     Leasehold Improvements are amortized over their estimated useful lives or the lives of the related leases, whichever is shorter.

     REVENUE  RECOGNITION:
     ---------------------

     Substantially most of the revenues are derived from interest charged on consumer financing, title loans and advance paychecks.

     INCOME  TAXES:
     --------------

     The income tax benefit is computed on the pretax loss based on the current tax law. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates.

     NATURE  OF  BUSINESS  AND  CREDIT  RISK:
     ----------------------------------------

     The company operates in mainly one business segment and primarily earns interest income on consumer title loans and advanced paychecks. Financial instruments which potentially subject the company to concentrations of credit risk are primarily customer loans receivable.

     FAIR  VALUE  OF  FINANCIAL  INSTRUMENTS:
     ----------------------------------------

     The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, customer loan receivables, accounts payable and accrued expenses and other liabilities approximate fair value because of the immediate or short-term maturity of these financial instruments. The carrying amount reported for long-term debt approximates fair value because, in general, the interest on the underlying instruments fluctuates with market rates.

                       PINNACLE  BUSINESS  MANAGEMENT,  INC.
                                AND  SUBSIDIARIES
             NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS  (CONTINUED)
                             MARCH  31,  2000  AND  1999

NOTE  2.  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (CONTINUED)
         ------------------------------------------------------------

     EARNINGS  (LOSS)  PER  SHARE  OF  COMMON  STOCK:
     ------------------------------------------------

     Historical net income (loss) per common share is computed using the weighted average number of common shares outstanding.

     STATEMENTS  OF  CASH  FLOWS:
     ----------------------------

     For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments and other short-term investments with an initial maturity of three months or less to be cash equivalents.

     ADVERTISING  AND  PROMOTIONAL  COSTS
     ------------------------------------

     Costs of advertising and promotional costs are expensed as incurred. Advertising costs were $7,386 and $8,070 in 2000 and 1999, respectively.

     GOODWILL
     --------

     Goodwill is amortized over 40 years. Amortization charged to expense was $1,612 and $1,612 in 2000 and 1999 respectively.

NOTE  3  -  CUSTOMER  LOANS  RECEIVABLE  -  NET
          -------------------------------------

     Customer  loans  receivable,  net  consists  of  the  following:

                                                                March  31,
                                                              ------------
                                                            2000        1999
                                                         ---------   ----------
Customer  loans  receivable                             $  705,384   $ 631,717
Less:  Allowance for doubtful accounts                    (427,907)    (85,608)
                                                         ----------  ----------

     Customer  loans  receivable  - Net                     277,477  $ 546,109
                                                         ==========  ==========


     Customer loans receivable include accrued interest amounts. However, the Company, due to an unfavorable legislative climate regarding the title loan industry, reserved in aggregate $427,907 in bad debt allowance to account for the write down of accrued interest and loans that are doubtful.

                       PINNACLE  BUSINESS  MANAGEMENT,  INC.
                                AND  SUBSIDIARIES
             NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS  (CONTINUED)
                             MARCH  31,  2000  AND  1999

NOTE  4-  LOANS  RECEIVABLE  -  OTHER
          ---------------------------

     Loan receivable dated December 29, 1997 to a company for $25,000 together with interest thereon at the rate of 18% per annum. The principal balance and accrued interest is due and payable on the earlier of a private placement being completed in whole or part including but not limited to any escrow disbursements of any funds to the maker, or March 27, 2000. There were no payments received in 2000 or 1999. The company has made an allowance for doubtful receivable for the entire loan. The company has not accrued any interest on this loan for 2000 or 1999.

     Demand loan receivable a company for $423,000. This loan is non-interest bearing. The company is performing outside consulting for a start up company. It is anticipated that this loan receivable will be converted into equity during the calendar year 2000.

NOTE  5-  PROPERTY  AND  EQUIPMENT,  NET
          ------------------------------

        Property  and  equipment,  net  consists  of  the  following:

                                            2000        1999
                                         ----------  -----------

Furniture  and  Equipment                $ 131,088   $  117,651
Improvements                                34,917       34,917
                                         ----------  -----------
                                           166,005      152,568

Less:  Accumulated  depreciation           (75,654)    ( 48,467)
                                         ----------  -----------

Property  and  Equipment,  Net           $  91,351   $  104,101
                                         ==========  ===========


NOTE  6-  LINE  OF  CREDIT
          ----------------

     In March 1999, the company obtained a line of credit with a capital company to receive up to $1,500,000 of advances. The interest is payable at 17% per annum. Principal and interest on advances are due March 1, 2001, with the company having an option to extend the note an additional one year. At March 31, 2000 and 1999, the company had $1,068,000 and $150,000 outstanding on the line, respectively. The line of credit is collateralized by 7,500,000 shares of the common stock of the company.

                       PINNACLE  BUSINESS  MANAGEMENT,  INC.
                                AND  SUBSIDIARIES
            NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS  (CONTINUED)
                             MARCH  31,  2000  and  1999


NOTE  7  -  LONG-TERM  DEBT
            ---------------

        Long-term  debt  consists  of  the  following:

                                                          2000         1999
                                                      ------------  ------------
Note  payable  lending  institution  with  monthly
interest  payable  at  14%  per  annum  expiring
February  28,  2000  (see  Note  9).                     $  538,276    $ 538,276

Note  payable  investor  with  monthly  interest
payable  at  4.5%  per  month.  This  note
expires  May  14,  1999.                                    100,000      100,000

Note  payable  investor  with  monthly  interest
payable  at  rates  varying  between  16-36%  per
annum,  expiring  March  1,  2000.                          514,055      566,250

Renegotiated  note  payable  investors  with
monthly  interest  payable  at  rates  varying
between  1.5%-6%  per  month.  This  loan
expires  in  December,  2000.                               238,597      450,000

Note  payable  investor  with  monthly  interest
payable  at  4%,  expiring  May  17,  1999.                   -0-        150,000

Notes  payable  investor  with  interest  payable
at  18%  per  annum,  expiring  February  and
March,  1999.                                                 -0-        100,000

Note  payable  investor  with  interest  only
payable  at  12%  per  annum.  This  note  has  a
balloon  and  expires  December  31,  2002.                 547,287          -0-
                                                      -------------  -----------
                                                       $  1,938,215   $1,904,526

Less:  Current  Portion                                ( 1,390,928)  (1,204,526)
                                                      ------------  ------------

Net  Long-Term  Debt                                   $   547,287   $   700,000
                                                      ============  ============

            The non-current portion of long-term debt matures as follows:

               March  31,
              -----------

                 2000       $1,390,928
                 2001            -0-
                 2002          547,287
                            ----------
                            $1,938,215
                            ==========

     The company is negotiating with certain investors to convert long-term debt to common stock at various negotiated prices predicated on market value. Long-term debt is substantially collateralized with motor vehicle titles and the personal guarantees of the officers and the assets of the company.

                      PINNACLE  BUSINESS  MANAGEMENT,  INC.
                             AND  SUBSIDIARIES
            NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS  (CONTINUED)
                          MARCH  31,  2000  AND  1999


NOTE  8-  STOCKHOLDERS'  DEFICIT
          ----------------------

     The authorized preferred stock of the company in 2000 and 1999 consists of 100,000,000 and 10,000,000, respectively, with par value of $.001 with rights and privileges set by the board of directors. As of March 31, 2000 and 1999 there were no shares outstanding.

     As of March  31,  2000 and  March  31,  1999  there  were  200,000,000  and
     100,000,000   shares  of  common  stock   authorized  and  157,262,589  and
     74,429,610 shares of common stock issued and outstanding.

     At March 31, 2000, the company had up to 35,322,578 shares (options) outstanding with a consulting company. Shares may be exercisable at $.25 per share or 30% of the closing bid price, whichever is less. This was for compensation in arranging the Mail Boxes Etc. account.

     Additionally there are 5 year warrants outstanding for investment banking services rendered to purchase 5,580,000 shares of common stock at $.125 per share. The warrants become due August 18, 2004.

NOTE  9-  COMMITMENTS  AND  CONTINGENCIES
          -------------------------------

     (A)  LEASES:
          -------

     The company operates its facilities under certain operating leases. Future minimum lease commitments under non-cancelable operating leases are as follows:

                              2000         $60,372
                              2001          25,101
                                           -------
                                           $85,473
                                           =======
     Rent and related expenses under operating leases amounted to $38,482 and $44,314 for the years ended March 31, 2000 and 1999 respectively. The company is operating various locations on a month to month basis.

                          PINNACLE  BUSINESS  MANAGEMENT,  INC.
                                   AND  SUBSIDIARIES
                 NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS  (CONTINUED)
                               MARCH  31,  2000  AND  1999

     (B)  LITIGATION:
          -----------

     The company is a defendant involving a claim made in bankruptcy by First American Reliance, Inc. (FAR) against the company for $800,000, including 9% interest, for amounts loaned and advanced by FAR to the company which were not repaid. The company has asserted a defense and set off alleging that moneys due to Pinnacle from stock subscriptions in 1998 delivered to FAR were not turned over to the company. It is further alleged that the claims of the company exceed the sum that FAR claims it is owed by the company. The company has not accrued any interest on this note for 1999 and 1998 because of the offsets of moneys due the company alleged in the litigation. The lawyers have stated that documentation to fully evaluate the claims is not presently available. However, the company is contesting the case vigorously. The company has accrued a liability for $538,276 in 2000 and 1999, respectively.

     Secondly, Tyler Jay & Company, L.L.C. commenced an action against the company asserting a claim for fees and commissions arising from loans made by FAR described in the previous paragraph. This also includes sums lost by Tyler Jay allegedly because Tyler Jay was not permitted to complete the private placement noted above. The sums demanded exceed $500,000 in the aggregate. Management is vigorously contesting the claim. The company has asserted claims and defenses that are still in the process of being evaluated by the attorneys. It is not possible to determine whether there will be a loss; or, if there is a loss, the extent of the loss.


NOTE 10 - RELATED PARTY TRANSACTIONS
         ----------------------------

     February 28, 2000, the Company, Jeff Turino, and Bruce Hall entered into an Agreement and release concerning claims arising from operation of those Officers' employment agreements with the Company between 1997 and 2000. Turino and Hall released the Company from certain performance obligations, including the waiver of back compensation and bonus amounts. In exchange, each received 27,500,000 shares of restricted common stock of the Company. Turino and Hall agreed to perform the remainder of the employment agreement in accordance with its terms. The Company released any claims arising from the officers' performance of the agreements prior to January 1, 2000.

     The officers as of March 31, 2000, had a note payable due them from the Company of $300,360. As of March 31, 1999 the officers owed $35,426 to the Company, this was subsequently repaid.

                        PINNACLE  BUSINESS  MANAGEMENT,  INC.
                                 AND  SUBSIDIARIES
            NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS  (CONTINUED)
                             MARCH  31,  2000  AND  1999

NOTE  11  -  GOING  CONCERN
             --------------

As shown in the accompanying financial statements, the company incurred net losses for the three months ended March 31, 2000 and 1999.
Additionally, the company has a $100,000 note payable with an investor that expired May 14, 1999.

The investor has not called this loan and it is shown as a current liability. Moreover, the company has debt that will be coming due between March 1, 2000 and December 31, 2000 without adequate capital available to repay the debt. The company is negotiating with the investors to either extend these obligations or convert the debt to equity. However, if these loans are called, the company's financial condition will be further negatively impacted. Finally, the company is defending various lawsuit claims that, if the outcome is unfavorable, would negatively impact the company. These factors raise substantial doubt about the company's ability to continue as a going concern.

Additionally, the company, due to an unfavorable legislative climate, plans to discontinue its title loan business by June 30, 2000; and concentrate on its payday advance business. There is no guarantee whether the company will be able to generate enough revenue and or raise capital to support those operations.

Management is working with the certain investors to rework the debt that is coming due. Additionally, management is vigorously contesting the lawsuits that have been filed against the company. The company feels that they have certain offsets against the claims in litigation and does not expect to pay more than what is reflected on the balance sheet at this time (see note 9). However, there can be no assurance that the company will be successful in its efforts to not have the payment of debt accelerated. If the company is unsuccessful in its efforts, it may be necessary to undertake such other actions as may be necessary to preserve asset value. The financial statements do not include any adjustments, other than the current classification of long-term debt in default, that might result from the outcome of those uncertainties.

                          PINNACLE  BUSINESS  MANAGEMENT,  INC.
                                 AND  SUBSIDIARIES
                 NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS  (CONTINUED)
                              MARCH  31,  2000  AND  1999


NOTE  12-  INCOME  TAX  BENEFIT
           --------------------
There  was  no  income  tax  benefit  recognized  at  March  31,  2000  or 1999.

      The net deferred tax assets in the accompanying balance sheets include the following components:

                                       2000          1999
                                     --------      ---------
      Deferred  tax  assets          $505,560       $505,560
      Deferred  tax
        valuation  allowance            -0-            -0-
                                    ---------      ---------

             Net  deferred
             tax  assets             $505,560       $505,560
                                    =========      =========


NOTE  13-  SUBSEQUENT  EVENTS
           ------------------
Due to certain local legislative climate, the company is making efforts in 2000 to discontinue operating in the title loan business. With the implementation of payday advance debit card programs, a three year contract with Mailboxes, Etc., and a possible banking alliance, the company is anticipating on expanding its payday advances on a national level.



EXHIBITS

  Number
Exhibits


3.1     Articles of Incorporation and Amendments
3.2     By-laws
10.1    Mail Boxes Etc. USA, Inc. Contract
10.2    Comdata Referral Agreement
10.3    Comdata Payment Services Express Cash Statement of Services
10.4    Mastercard Agreement
10.5    M.H. Meyerson & Co., Inc.
10.6    Hall Employment Agreement
10.7    Turino Employment Agreement
10.8    Agreement and Release
21      Subsidiaries of the Registrant
27      Financial Data Schedule

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.
Pinnacle  Business  Management  Inc.


July 26, 2000
Date



/s/ Jeffrey G. Turino
------------------------------------------
Jeffrey G. Turino, Chief Executive Officer and Director



/s/ Michael B. Hall
------------------------------------------
Michael B. Hall, President and Director